Exhibit 99.2

18 May 2017

Motif Bio plc

(“Motif Bio” or the “Company”)

Publication of UK Annual Report and Accounts & Notice of AGM

Motif Bio plc (AIM: MTFB), the clinical stage biopharmaceutical company specialising in developing novel antibiotics, announces its 2016 UK Annual Report and Accounts and notice of its Annual General Meeting have been posted to shareholders and will shortly be available for download from the Company’s website at www.motifbio.com.

This follows the announcement made by the Company on 2 May 2017 via RNS of the publication of its financial results for the year ended 31 December 2016 and the filing of its US Annual Report on Form 20-F with the US Securities and Exchange Commission.

The Company’s Annual General Meeting is to be held at 2:00 pm BST on 15 June 2017 at the offices of DLA Piper UK LLP at 3 Noble St, London EC2V 7EE, United Kingdom.

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No 596/2014 and has been released by Robert Dickey IV, Chief Financial Officer, on behalf of the Company.

For further information, please contact:

Motif Bio plc	info@motifbio.com
Richard Morgan (Chairman)
Graham Lumsden (Chief Executive Officer)

Peel Hunt LLP (NOMAD & BROKER)	+ 44 (0)20 7418 8900
Dr. Christopher Golden
Oliver Jackson

Northland Capital Partners Limited (BROKER)	+44 (0)203 861 6625
Patrick Claridge/ David Hignell
John Howes/ Rob Rees (Broking)

Walbrook PR Ltd. (FINANCIAL PR & IR)	+44 (0) 20 7933 8780 or motifbio@walbrookpr.com
Paul McManus	Mob: +44 (0)7980 541 893
Mike Wort	Mob: +44 (0)7900 608 002

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel

Notes to Editors

About iclaprim

Iclaprim is a potential novel antibiotic, designed to be effective against bacteria that have developed resistance to other antibiotics, including trimethoprim. Iclaprim exhibits potent in vitro activity against Gram-positive clinical isolates of many genera of staphylococci, including methicillin sensitive Staphylococcus aureus (MSSA) and methicillin resistant Staphylococcus aureus (MRSA). The MIC90 of iclaprim was lower than most comparators including vancomycin and linezolid, standard of care therapies used in serious and life-threatening Gram-positive hospital infections. To date, iclaprim has been studied in over 1,000 patients and healthy volunteers. Iclaprim is administered intravenously at a fixed dose, with no dosage adjustment required in patients with renal impairment, or in obese patients. This may help reduce overall hospital treatment costs, especially in renally impaired patients.

About Motif Bio plc           www.motifbio.com

Motif Bio is a clinical-stage biopharmaceutical company, engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalised patients caused by multi-drug resistant bacteria. Our lead product candidate, iclaprim, is being developed for the treatment of acute bacterial skin and skin structure infections (ABSSSI) and hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), infections often caused by MRSA (methicillin resistant Staphylococcus aureus). Having announced the topline results from the REVIVE-1 trial, patients are currently being enrolled and dosed in a second global Phase 3 clinical trial (REVIVE-2) with an intravenous formulation of iclaprim, for the treatment of ABSSSI. Data readout for REVIVE-2 is expected in the second half of 2017.

Chairman’s Statement

A clinical trial is somewhat like a moon landing: a lot of detailed planning, followed by excitement around the launch, and then a long period of waiting when little can be done to change the trajectory and flight plan.  2016 was just such a year for Motif Bio plc (“Motif”, “Motif Bio”, or the “Company”) with both our clinical trials underway and we were pleased to end the year on a positive note with the first of the two Phase 3 trials, called REVIVE-1, taking in the 600th and last patient just before year end.  The recent announcement of top line results from this trial showed that iclaprim met the primary endpoints and was well tolerated in the study.  Data from the second trial, which uses an identical protocol to the first but in different trial centers, are expected in the second half of 2017 and a New Drug Application (NDA) is expected to be filed in the first half of 2018.

In parallel with supervising the work of the Contract Research Organization (CRO) overseeing the two trials, our executive team was hard at work on parallel developments of iclaprim and on preparations for the Hospital Acquired Bacterial Pneumonia (HABP) Phase 3 trials which we hope to initiate before the end of the current year.

The biotech sector reached a peak in the third quarter of 2015 soon after we managed to complete our £22 million financing in the London market.  Between that peak and the trough in the spring of 2016 the main biotech indices fell approximately 40% and the small cap end of the market remained under pressure all year.

Whilst this proved to be a negative backdrop for our capital raising program, in November 2016, we successfully concluded a NASDAQ IPO raising US $25 million from both UK and US-based investors (with strong support from Invesco, our largest shareholder), despite a challenging international climate for fund raising in the prior 6 months which had been adversely affected by the Brexit vote in the UK and the US presidential election. We believe the NASDAQ listing for Motif Bio will pay dividends in due course, given that the US is home to several other antibiotic companies and there is a deep pool of investors and analysts who are taking an interest in Motif Bio, particularly as our Phase 3 data has begun to come through.

Iclaprim’s history at the Food and Drug Administration (FDA) in 2008/2009 was the source of a great opportunity for Motif Bio to gain ownership and control of a late-stage clinical development asset with tremendous potential value in the context of ever increasing concerns about antimicrobial resistance. We have made solid advances in demonstrating that iclaprim is a novel antibiotic that will meet the safety and efficacy measures needed for regulatory approval by the FDA and other regulators elsewhere. We believe we have made strong progress in bringing attention to the merits of the drug to medical opinion leaders, fund managers, and analysts but more remains to be done.  The first acute bacterial skin and skin structure infections (ABSSSI) Phase 3 trial was successfully completed ahead of schedule and showed that iclaprim met the primary endpoints agreed with the FDA.  Our headline results confirm that we achieved non-inferiority against vancomycin within the prescribed margin of error and that the drug was well tolerated in the study.  While we also need to see good results from the second ABSSSI Phase 3 trial to file for an NDA we can see no reason why the results from the second trial should be materially different from the first, given that both trials use the same protocol and trial design.

One of the themes of the US presidential election was the future of the US health care system.  The Affordable Care Act has struggled to deliver on its promises of greater coverage and lower costs.  Coverage did increase, but less than expected, and premiums have been rising sharply.  One aspect of this debate of particular concern to the biopharma industry has been that of drug pricing.  Extreme statements made by politicians from both parties caused much of the uncertainty in the stock market.  However, following the US election, 2016 closed on a positive note with the passage of the 21st Century Cures Act.  This new legislation includes important provisions for antibiotics, including the ability to use “real world evidence” to support the promotion of approved drugs “off label”.  This could allow the Company to use existing and new data to support the promotion of iclaprim for use in HABP and possibly other indications, providing we can gain marketing approval for ABSSSI.

While it may be some time before the FDA fully implements the provisions of this law, we believe that it could have a positive bearing on our ability to complete our planned HABP trials as well as on the marketing of iclaprim if we can get approval for ABSSSI.  The new Commissioner of the FDA has now been announced and one theme of statements from the new administration has been to implement changes in the speed at which the FDA approves new medicines for life threatening drugs.  Both the Cures Act and the changes at the FDA could have a significant positive impact on the future development and marketing of iclaprim.

Our team has once again done a fine job in dealing with a large range of challenges in exemplary fashion.  Completing a moon landing is no mean feat and we are not there yet, but the successful completion of a complex clinical trial months ahead of schedule is a credit to our team and to Covance, our CRO.  Much remains to be done to complete REVIVE-2 including raising further funds which we also need to get the HABP trials underway.  The evidence suggests that iclaprim should be a good agent to combat hospital acquired pneumonia, where treatment options are narrowing and outcomes remain poor.  We believe it may prove to be equally efficacious in a few other infections and our plan is to find financing to support additional clinical work in these other areas as well.  With good results from our first trial now available for all to see, we are committed to building on that success in the coming months.

I would like to close by recognizing the contribution of Dr. John Stakes III on the board.  John was forced to step down in July due to ill health.  His clinical wisdom and experience as well as his steadfast support over the years is much missed.  I would also like to welcome to the board Dr. Craig Albanese, COO of the Morgan Stanley Children’s Hospital, part of the Columbia Presbyterian hospital system in New York and one of the largest and most prestigious health care organizations in the world.    We all miss John, but we welcome the contribution that Craig can make to the development of your company.  Your board remains very active in support of our goals.  Getting a drug approved is a challenging undertaking.  We have accomplished a lot thus far and look forward with increased confidence to the completion of REVIVE-2 later in the year and, assuming the data confirms what we have seen in REVIVE-1, the filing of a new drug application for iclaprim in the first half of 2018.

Richard C.E. Morgan

Chairman

May 15, 2017

Chief Executive Officer’s Statement

In 2016, Motif Bio made significant progress towards our goal of bringing our novel antibiotic candidate, iclaprim, to patients with serious and life-threatening infections.  In November, we completed a listing on NASDAQ together with a U.K. placing on AIM, raising US $25 million, with significant support from our largest shareholder, Invesco. The European placing was well supported by several existing shareholders.

Iclaprim is a novel diaminopyrimidine antibiotic that inhibits an essential bacterial enzyme called ‘‘dihydrofolate reductase’’ (DHFR) which is essential in the process leading to the production of bacterial DNA and RNA that are required for bacteria to grow and divide.  Stopping this pathway leads to bacterial cell death.  This is an underutilized mechanism that works in a different way to other standard of care antibiotics such as penicillins, cephalosporins, tetracyclines, aminoglycosides, macrolides, and quinolones.  Iclaprim can be effective against Gram-positive bacteria that have developed resistance to other antibiotic mechanisms.

In March 2016, we announced that patient enrolment had commenced in the first of our REVIVE Phase 3 clinical programs in patients with ABSSSI.

Post year end, data from REVIVE-1, the first of two Phase 3 trials, were released on April 18 2017, demonstrating that iclaprim was effective, achieving the primary endpoint, and was well tolerated.  REVIVE-2 is identical to REVIVE-1 except that it is enrolling patients from different clinical trial sites.  The trial is progressing well, with more than 80% of the total patients enrolled and data readout expected in H2 2017.

If successful, the data from the two REVIVE trials will satisfy the requirements to submit a NDA in the United States and a Marketing Authorisation Application (MAA) in Europe. We anticipate being in a position to submit the data for an NDA and MAA in H1 2018.

In October 2016, new data were presented on iclaprim at an important scientific event, ID Week 2016.  These data summarized the safety and efficacy parameters of the optimized 80mg fixed dose that is being used in the REVIVE Phase 3 trials. The fixed dose will make it easier for clinicians when initiating treatments as no adjustments for bodyweight are required. A provisional patent application has been filed covering the iclaprim optimized fixed dose. In addition, data were presented confirming the highly potent activity of iclaprim against bacteria, including MRSA, collected from patients around the world with ABSSSI and hospital acquired bacterial pneumonia (HABP).

We believe that iclaprim, if approved, can be an attractive candidate for use as a first-line monotherapy, particularly in seriously ill ABSSSI patients with underlying conditions such as renal impairment (kidney disease) and/or diabetes. It is estimated that renal impairment affects up to 26% of the approximately 3.6 million patients hospitalized with ABSSSI annually in the United States.

In addition to ABSSSI, we believe that iclaprim may be an important option for patients with other types of infections in hospitals, such as HABP.  In the US, an estimated 1.4 million patients are diagnosed with HABP each year with a mortality rate that can vary between 20% and 50%.  Selection of the correct antibiotic(s) at the start of treatment is critical.  Iclaprim has been shown to concentrate in lung tissue (pneumonia is inflammation of lung tissue) and has demonstrated efficacy in a small clinical trial in patients with HABP.  Once we have secured additional capital we are ready to rapidly initiate a Phase 3 trial in patients with HABP.  In addition to the ABSSSI indication, we believe that this indication will be a significant value driver for the Company.

Motif Bio has continued to create and develop relationships with potential partners and appointed an adviser to identify potential commercialization partners for iclaprim in markets outside the US, with a focus on Europe and Japan which are the most valuable markets.  We continue to develop our plans to commercialize iclaprim ourselves in the US where we can efficiently target the top 1,500 hospitals responsible for the majority of antibiotic prescriptions.

2017 — the year ahead

Since our admission to trading on AIM in April 2015, we have raised approximately US $65 million.  As a biopharmaceutical company, our future success depends on the continued ability to raise capital in order to build additional value by completing clinical trials, which will increase the clinical uses for iclaprim.  Our REVIVE-2 trial is currently 80% enrolled and top line data are expected to be announced in H2 2017.  The Company’s current cash resources are expected to be sufficient to enable us to fully enroll REVIVE-2 and trade into early H2 2017, but are not sufficient to complete REVIVE-2 and advance iclaprim towards planned NDA and MAA submissions in H1 2018.  We have been considering a range of options to bring additional funding into the Group and following the positive data from REVIVE-1, we are confident that we can raise additional funding to finance the continued execution of the Company’s strategic plans and deliver shareholder value.  We believe that the planned Phase 3 HABP trial, if successful, will provide valuable data for hospital infectious disease physicians treating these patients.  Successful hospital antibiotics such as daptomycin and linezolid have reached peak year revenues of more than US $1 billion.  In each case these antibiotics were studied in several indications and this is a good roadmap for Motif as we continue to develop iclaprim. We are planning several programs to further differentiate iclaprim and to demonstrate the potential benefits to patients, physicians and payers.  We are seeking input from experts who understand how hospitals judge new products, including their expectations on data that will be required to enable rapid formulary access.  We strengthened our Scientific Advisory Board in May 2017 and expect to submit numerous articles for publication in peer-reviewed scientific journals, as well as abstracts for presentation at key scientific conferences, to build awareness and understanding in the medical community of the features and benefits of iclaprim.

I am very grateful to you as shareholders for your support throughout 2016 and to my colleagues who continue to work tirelessly to deliver on our plans.  We are excited about the potential to bring iclaprim to the market in order to help the millions of patients suffering in hospitals with serious and life-threatening infections.

Graham Lumsden

Chief Executive Officer

May 15, 2017

Strategic Report

Strategy and Business Model

The Group’s business strategy is to develop novel antibiotics that are designed to be effective against serious and life-threatening infections caused by multi-drug resistant bacteria.  With an initial focus on hospital infections (rather than infections handled by office-based physicians), the intention is to commercialize directly in the US and to partner with other companies for commercialization in other countries.  The Company expects to generate revenues from sales of its pharmaceutical products, once they are approved.  In addition, the Company expects to be able to enter into distribution and marketing agreements in one or more territories outside the US, which could result in cash payments from partners in the form of upfront payments, progress-based milestone payments, and royalties on sales.  Until the Company is able to commercialize its pharmaceutical products, it is expected to continue generating losses until revenues from these sources exceed operating costs, including investment in R&D and marketing expenses.  The Board expects to be able to support its discovery and development plans for the foreseeable future and to raise sufficient capital to be able to launch and sell its products in the US.

The Company’s lead product candidate, iclaprim, is being developed for the treatment of the most common and serious bacterial infections such as ABSSSI and HABP, including those caused by resistant strains such as MRSA (methicillin-resistant Staphylococcus aureus).  Two pivotal Phase 3 ABSSSI clinical trials, designed to meet regulatory requirements for approval in the United States and Europe, are on track to be completed in 2017.  Top line results were recently announced for the first of those studies.  If approved, iclaprim could be ready for commercialization in 2018.  A Phase 3 clinical trial to determine the efficacy of iclaprim in HABP is planned to start in 2017.

In addition, the Company is in discussions with pharmaceutical companies and universities to build a pipeline of innovative antibiotics targeting Gram-positive and Gram-negative bacteria.

Business review

The Group’s results for the year are set out in the consolidated income statement on page 35.  A review of the Group’s performance during the year, together with its position at the end of the year, is given in the CEO’s Statement on page 4.

General and administrative expenses increased by US $1.3 million, to US $4.9 million, in the year ended December 31, 2016 from US $3.6 million in the year ended December 31, 2015.  This increase was primarily attributable to an increase in legal and other professional fees, including: (i) the costs associated with being a public company in the United Kingdom and in the United States; (ii) the costs associated with the filing of a registration statement on Form F-1 with the U.S. Securities and Exchange Commission relating to the U.S. public offering of American Depositary Shares; and (iii) increases in the costs of outside professional services, including commercial evaluation and strategy services, investor relations and other consulting services.

Research and development expenses increased by US $30.1 million to US $34.8 million in the year ended December 31, 2016 from US $4.7 million in the year ended December 31, 2015. This increase was primarily attributable to the commencement of iclaprim clinical development.  For the year ended December 31, 2016, US $30.4 million was spent in relation to contract research organization expenses, US $2.2 million in relation to clinical operations and US $2.1 million in relation to chemistry and manufacturing development and other non-clinical development.

Net cash provided by financing activities amounted to US $21.4 million in the year ended December 31, 2016, resulting from the November 2016 underwritten U.S. public offering and European placement. Net cash provided by financing activities was US $36.6 million in the year ended December 31, 2015, resulting from (i) the issuance of promissory notes; (ii) the initial public offering on AIM; and (iii) the follow on offering on AIM.

At December 31, 2016 and 2015, the Group had cash and cash equivalents of approximately US $21.8 million and US $28.6 million, respectively. Significant revenue from product sales is not expected to be generated unless and until regulatory approval is obtained and current or any future product candidates are commercialized. The Group anticipates that it will continue to generate losses for the foreseeable future and expects losses to increase as development continues and regulatory approvals is sought for product candidates, and commercialization begins for any approved products.

Operations have been financed primarily by net proceeds from the issuance of ADSs on the NASDAQ Capital Market, the issuance of ordinary shares on AIM, and the issuance of convertible promissory notes to related parties. On April 28, 2017, we announced the appointment of Peel Hunt LLP as nominated adviser and joint corporate broker with immediate effect.

Selected peer companies developing antibiotics, including Allergan, Cempra, Nabriva, Paratek, and Tetraphase, are regularly followed and studied as benchmarks for clinical development timelines, product pricing, capital requirements, financial metrics, and market positioning.  Qualitative and quantitative market research is used to identify and assess market opportunities for novel antibiotics.

Going Concern

The Group and Company has suffered recurring losses and negative cash flows as a result of continuing clinical trials and expected to incur losses for the next several years as it expands its research, development and clinical trials of iclaprim.  The directors are unable to predict the extent of any future losses or when the Group and Company will become profitable, if at all.

As of December 31, 2016, the Group and Company has US $21.8 million in cash with current liabilities of US $18.6 million and net cash used in operating activities of US $ 27.9 million for the year ended December 31, 2016.  Net losses for the year ended December 31, 2016 were US $40.3 million.

These financial statements have been prepared under the assumption that the Group and Company will continue as a going concern. Due to the Group and Company’s recurring and expected continuing losses from operations, the directors have concluded there is material uncertainty which may cast significant doubt about the Group and Company’s ability to continue as a going concern for at least one year from the issuance of these financial statements without additional capital becoming available. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company will be required to raise additional capital within the next year to continue the development and commercialization of current product candidates and to continue to fund operations at the current cash expenditure levels. The directors cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that the Company raises additional funds by issuing equity securities, its stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Company’s ability to conduct business. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back, or discontinue the development and/or commercialization of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products that the Company would otherwise seek to develop or commercialize itself on unfavorable terms.

On April 18, 2017, the Company announced positive topline results from REVIVE-1, its global Phase 3 clinical trial in patients with ABSSSI. Iclaprim achieved the primary endpoint of non-inferiority at the early time point after start of study drug administration as well as non-inferiority for the test of cure endpoint. Iclaprim was well tolerated in the study, with most adverse events categorized as mild. The directors believe that this new data and the fact that REVIVE-2, the second Phase 3 trial, uses an identical protocol to REVIVE-1 but has different trial centers, could provide the basis for increased investor interest in the Company and Group and, hence, potentially provide greater opportunities to raise additional capital.

Principal Risks and Uncertainties

The principal risks faced by the Group, and the actions taken to mitigate them, are shown in the table below:

Risk	Description	Principal mitigation
Financial

The successful development of the Group’s assets requires financial investment which can come from revenues, commercial partners, or investors. Failure to generate additional funding from these sources may compromise the Group’s ability to execute its business plans or to continue in business.

The Group has successfully engaged with investors to generate significant cash resources which, providing it can raise sufficient additional development capital, are considered sufficient to fund current plans for the clinical development of the Group’s lead antibiotic, iclaprim. See Going Concern discussion above.

Intellectual property

In common with other companies engaged in pharmaceutical development, the Group faces the risk that intellectual property rights necessary to exploit its research and development efforts may not be adequately secured or defended. The Group’s intellectual property may also become obsolete, preventing commercial exploitation.

The Group actively manages its intellectual property (IP), engaging with specialists to apply for and defend IP rights in appropriate territories. As the Group currently has no iclaprim patents, it will depend on the already granted QIDP (Qualified Infectious Disease Product) designation under the GAIN (Generating Antibiotic Incentives Now) Act to provide 10 years’ market exclusivity within the US. Outside the US, the Group will depend on similar provisions from regulatory agencies in different territories and on the distribution partners it is able to attract.

Research and Development

The Group may not generate further attractive drug candidates and candidates already in development may fail preclinical testing or clinical trials because of lack of efficacy, unacceptable side effects, or insurmountable challenges in conducting studies adequate to support regulatory approvals. Practical issues, such as inability to devise acceptable formulations for products or inability to manufacture products at acceptable cost, may also lead to failure of candidates in development.

The lead product candidate, iclaprim, has successfully completed a comprehensive preclinical and clinical development program and the safety and efficacy profile is well understood. The Phase 3 trials have been designed based on the data from the development program completed to date.

Regulatory

Drug development is a highly regulated activity governed by different regulatory authorities in different jurisdictions. It can be difficult to predict the exact requirements of different regulatory bodies. Decisions by regulators may lead to delays in development and approval of drugs or lack of marketing authorizations in some or all territories.

The Group’s drug development team includes specialists in regulatory affairs who consult with other experts to ensure that internal control processes and clinical trial design meet current regulatory requirements. The Group also engages directly with regulatory authorities when appropriate.

Commercial and economic

The Group may be unable to effectively commercialize or license its products to partners or may not be able to execute licensing deals that provide significant revenues. Development of alternative technologies or products may undermine the Group’s capacity to generate revenue flowing from commercialization of its assets. If the Group’s drugs are commercialized, they may not generate significant revenues if their use and sale is restricted by regulators or by failure of healthcare payers to provide adequate reimbursement of drug costs.

The Group consults with commercial, clinical, and scientific experts to assess the payer and prescriber environment and the potential impact of competing products or changes in the economic landscape pertaining to hospital infections. The Group actively monitors performance of key competitors in terms of pricing, market share, and prescribing behavior.

Operational	The Group may not be able to recruit and retain appropriately qualified staff. Facilities and other resources may become unavailable.

The Group’s recruitment processes are tailored to identify and attract the best candidates for specific roles. The Group aims to provide competitive rewards and incentives to staff and directors, and informally benchmarks the level of benefits provided to its people against similar companies.

Key Performance Indicators

The Directors do not consider traditional financial measures, such as EBIT, to be key performance indicators at this stage of the business, however the Directors closely follow the Company’s cash position.  The principal focus of the Group is the completion of the Phase 3 clinical trials for REVIVE-1 and REVIVE-2, the measurement of which is based on the level of patient enrolment and the receipt and compilation of data from those studies.  REVIVE-1 was fully enrolled in January 2017 and the positive topline results of that study were announced on April 18, 2017 both well ahead of schedule and of what had been publicly announced as the receipt of the topline results in the second quarter.  With regard to REVIVE-2, the Company anticipates full enrolment being achieved in Q2 2017.

Environmental and Social Matters

The Directors do not consider the disclosure of environmental and social matters to be necessary to the understanding of the business or its performance year.

Greenhouse Gas Emissions

It is not practical for the Group to obtain information on its emissions as such information is not available.

Our People

At December 31, 2016, the Company’s Board was made up of eight directors (6 men and 2 women).   The senior management, (Chief Financial Officer, Chief Medical Officer, and Vice President, Clinical Operations) consisted of all men.  At the end of the year, there were no additional employees of the Company.

Approved by the Board and signed on its behalf by:

Robert Dickey IV

Chief Financial Officer

May 15, 2017

Motif Bio plc

Consolidated statements of comprehensive loss

For the years ended December 31, 2016

		Year	Year	Year
		ended	ended	ended
		December 31, 2016	December 31, 2015	December 31, 2014
	Note	US $	US $	US $

Continuing operations

General and administrative expenses	4	(4,912,150)	(3,577,180)	(1,096,116)
Research and development expenses	4	(34,794,815)	(4,680,940)	—
Gains on settlement of contract disputes	4	83,320	5,027	360,060

Operating loss		(39,623,645)	(8,253,093)	(736,056)

Interest income	4	69,754	15,028	78
Interest expense	4	(383,259)	(268,216)	(449,036)
Net foreign exchange losses		(250,926)	(9,644)	—
Loss from revaluation of derivative liabilities		(135,939)	—	—

Loss before income taxes		(40,324,015)	(8,515,925)	(1,185,014)

Income tax	7	(287)	(774)	(876)

Net loss for the year		(40,324,302)	(8,516,699)	(1,185,890)

Total comprehensive loss for the year		(40,324,302)	(8,516,699)	(1,185,890)

Net loss per share	8
Basic and diluted per share *		$(0.35)	$(0.14)	$(0.03)
Weighted average number of ordinary shares, basic and diluted		116,558,191	61,225,922	36,726,342

*  In accordance with IAS 33 “Earnings per share”, shares are not diluted where the entity has reported a loss for the period.

The notes are an integral part of these consolidated financial statements.

Motif Bio plc

Consolidated statements of financial position

As at December 31, 2016

		December 31, 2016	December 31, 2015
	Note	US $	US $

ASSETS
Non-current assets
Intangible assets	9	6,195,748	6,195,748
Total non-current assets		6,195,748	6,195,748

Current assets
Prepaid expenses and other receivables	10	401,064	167,657
Cash		21,829,632	28,594,347
Total current assets		22,230,696	28,762,004

Total assets		28,426,444	34,957,752

LIABILITIES
Non-current liabilities
Payable on completion of clinical trial		—	500,000
Total non-current liabilities		—	500,000

Current liabilities
Trade and other payables	12	12,319,117	987,083
Other interest-bearing loans and borrowings	13	—	3,747,961
Derivative liability	14	5,798,058	—
Payable on completion of clinical trial	9	500,000	—
Total current liabilities		18,617,175	4,735,044

Total liabilities		18,617,175	5,235,044

Net assets		9,809,269	29,722,708

EQUITY
Share capital	17	2,728,199	1,645,291
Share premium		57,348,694	38,534,280
Group reorganization reserve	19	9,938,362	9,938,362
Accumulated deficit		(60,205,986)	(20,395,225)

Total equity		9,809,269	29,722,708

The notes are an integral part of these consolidated financial statements.

The financial statements were approved by the Board of Directors and authorized for issue on May 15, 2017.  They were signed on its behalf by:

Director

Richard C.E. Morgan

Motif Bio plc

Company statement of financial position

At December 31, 2016

		December 31, 2016	December 31, 2015
	Note	US $	US $

ASSETS
Non-current assets
Investment	20	38,951,647	11,663,308
Total non-current assets		38,951,647	11,663,308

Current assets
Prepaid expenses and other receivables	10	3,644,191	438,072
Cash		21,817,489	28,543,181
Total current assets		25,461,680	28,981,253

Total assets		64,413,327	40,644,561

LIABILITIES
Trade and other payables	12	96,916	57,488
Derivative liability	14	5,798,058	—
Total current liabilities		5,894,974	57,488

Total liabilities		5,894,974	57,488

Net assets		58,518,353	40,587,073

EQUITY
Share capital	17	2,728,199	1,645,291
Share premium		57,348,694	38,534,280
Reorganization reserve	19	(544,378)	(544,378)
Accumulated earnings		(1,014,162)	951,880

Total equity		58,518,353	40,587,073

The notes are an integral part of these consolidated financial statements.

The financial statements were approved by the Board of Directors and authorized for issue on May 15, 2017.  They were signed on its behalf by:

Director

Richard C.E. Morgan

Motif Bio plc

Consolidated statements of changes in equity

For the years ended December 31, 2016

				Group
		Share	Share	reorganization	Accumulated
		capital	premium	reserve	deficit	Total
	Note	US $	US $	US $	US $	US $

Balance at January 1, 2014		844	3,692,207	—	(13,969,350)	(10,276,299)
Loss for the year		—	—	—	(1,185,890)	(1,185,890)
Total comprehensive loss for the year					(1,185,890)	(1,185,890)
Issue of share capital		211	210,373	—	—	210,584
Exercise of share options		55	61,875	—	(28,930)	33,000
Stock based payments		—	—	—	300,147	300,147
Balance at December 31, 2014		1,110	3,964,455	—	(14,884,023)	(10,918,458)

Loss for the year		—	—	—	(8,516,699)	(8,516,699)
Total comprehensive loss for the year		—	—	—	(8,516,699)	(8,516,699)
Conversion of promissory notes		3,573	6,275,213	—	—	6,278,786
Group reorganization	19	539,267	(10,239,668)	9,938,362	—	237,961
Issue of share capital	17	1,095,805	41,334,240	—	—	42,430,045
Cost of issuance		—	(2,898,693)	—	—	(2,898,693)
Exercise of share options and warrants		5,536	98,733	—	—	104,269
Issue of warrants to acquire assets	9	—	—	—	2,340,373	2,340,373
Share-based payments	16	—	—	—	665,124	665,124

Balance at December 31, 2015		1,645,291	38,534,280	9,938,362	(20,395,225)	29,722,708

Loss for the year		—	—	—	(40,324,302)	(40,324,302)
Total comprehensive loss for the year		—	—	—	(40,324,302)	(40,324,302)
Issue of share capital	17	897,812	18,701,566	—	—	19,599,378
Cost of issuance	17	—	(3,370,155)	—	—	(3,370,155)
Conversion of promissory notes	13	177,786	3,373,000	—	—	3,550,786
Exercise of share options and warrants	17	7,310	110,003	—	—	117,313
Share-based payments	16	—	—	—	513,541	513,541

Balance at December 31, 2016		2,728,199	57,348,694	9,938,362	(60,205,986)	9,809,269

The notes are an integral part of these consolidated financial statements.

Motif Bio plc

Company statement of changes in equity

For the year ended December 31, 2016

		Share	Share	Reorganization	Accumulated
		capital	premium	reserve	earnings	Total
	Note	US $	US $	US $	US $	US $

Balance at November 20, 2014		—	—	—	—	—

Loss for the period		—	—	—	(1,757,475)	(1,757,475)
Total comprehensive loss for the period		—	—	—	(1,757,475)	(1,757,475)
Group reorganization	19	544,378	—	(544,378)	—	—
Issue of share capital	17	1,095,377	41,334,240	—	—	42,429,617
Cost of issuance		—	(2,898,693)	—	—	(2,898,693)
Exercise of share options and warrants		5,536	98,733	—	—	104,269
Issue of warrants issued to acquire assets	9	—	—		2,340,373	2,340,373
Share-based payments	16	—	—	—	368,982	368,982

Balance at December 31, 2015		1,645,291	38,534,280	(544,378)	951,880	40,587,073

Loss for the period		—	—	—	(2,221,872)	(2,221,872)
Total comprehensive loss for the period		—	—	—	(2,221,872)	(2,221,872)
Issue of share capital	17	897,812	18,701,566	—	—	19,599,378
Cost of issuance	17	—	(3,370,155)	—	—	(3,370,155)
Conversion of promissory notes	13	177,786	3,373,000	—	—	3,550,786
Exercise of share options and warrants	17	7,310	110,003	—	—	117,313
Share-based payments	16	—	—	—	255,830	255,830

Balance at December 31, 2016		2,728,199	57,348,694	(544,378)	(1,014,162)	58,518,353

The notes are an integral part of these consolidated financial statements

Motif Bio plc

Consolidated statements of cash flows

For the years ended December 31, 2016

		Year ended	Year ended	Year ended
		December 31, 2016	December 31, 2015	December 31, 2014
	Note	US $	US $	US $
Operating activities
Operating loss for the year		(39,623,645)	(8,253,093)	(736,056)
Adjustments to reconcile net loss to net cash used in activities:
Share-based payments	16	513,541	325,908	300,147
Gain on settlement of contract disputes	4	(83,320)	(5,027)	(360,060)
Interest receivable		69,754	15,028	78
Taxation payable		(287)	(774)	(876)
Changes in operating assets and liabilities:
Prepaid expenses, notes receivable, and accounts receivable		(233,407)	(155,578)	(222,661)
Accounts payable and other accrued liabilities		11,415,353	75,852	1,017,753

Net cash used in operating activities		(27,942,011)	(7,997,684)	(1,675)

Financing activities		—	704,210	210,364
Proceeds from issuance of promissory notes
Proceeds from issue of share capital	17	24,995,980	38,660,106	210,584
Costs of issuance		(3,370,155)	(2,559,477)	—
Proceeds from exercise of warrants and options		117,313	62,739	33,000
Interest paid		(314,916)	(268,216)	(449,036)

Net cash provided by financing activities		21,428,222	36,599,362	4,912

Net change in cash		(6,513,789)	28,601,678	3,237
Cash, beginning of the year		28,594,347	3,281	44
Effect of foreign exchange rate changes		(250,926)	(10,612)	—

Cash, end of the year		21,829,632	28,594,347	3,281

Non-cash investment activity
Acquisition of intangible asset with equity issuances		—	6,195,748	—
Non-cash financing activity
Conversion of notes payable to ordinary shares		3,550,786	—	—
Fair value of warrants issued in conjunction with issuance of share capital		5,662,119	—	—

The notes are an integral part of these consolidated financial statements.

Motif Bio plc

Company statement of cash flows

For the year ended December 31, 2016

	Year ended	Year ended
	December 31, 2016	December 31, 2015
	US $	US $

Operating activities
Operating loss for the period	(1,903,861)	(1,761,623)
Adjustments to reconcile net loss to net cash used in activities:
Share-based payments	255,830	29,766
Interest received	69,718	14,760
Changes in operating assets and liabilities:
Prepaid expenses, notes receivable, and accounts receivable	(3,206,119)	(438,072)
Accounts payable and other accrued liabilities	39,428	57,488

Net cash used in operating activities	(4,745,004)	(2,097,681)

Investing activities
Capital contributions to subsidiary, after acquisition	(23,472,036)	(5,511,894)

Net cash used in investing activities	(23,472,036)	(5,511,894)

Financing activities
Proceeds from issue of share capital	24,995,980	38,660,106
Costs of issuance	(3,370,155)	(2,559,477)
Proceeds from exercise of options	117,313	62,739

Net cash provided by financing activities	21,743,138	36,163,368

Net change in cash	(6,473,902)	28,553,793
Cash, beginning of the period	28,543,181	—
Effect of foreign exchange rate changes	(251,790)	(10,612)

Cash, end of the period	21,817,489	28,543,181

The notes are an integral part of these consolidated financial statements.

1. General information

Motif Bio plc is a clinical stage biopharmaceutical company which specializes in developing novel antibiotics designed to be effective against serious and life-threatening infections caused by multi-drug resistant bacteria.

Motif Bio Limited (“the Company”) was incorporated in England and Wales on November 20, 2014 with company registration number 09320890.  The Company’s registered office is at 27/28 Eastcastle Street, London W1W 8DH, U.K.  On April 1, 2015, the Company was re-registered as a public company limited by shares and changed its name to Motif Bio plc.  Motif BioSciences Inc. was incorporated in the US State of Delaware on December 2, 2003 and has its registered office at 160 Greentree Drive, Suite 101, Dover, Delaware, 19904.  On April 1, 2015, Motif BioSciences Inc. became a wholly owned subsidiary of the Company by way of a group reorganization by plan of merger.  The principal place of business is 125 Park Avenue, 25th Floor, New York, NY, 10017, USA.  The Company’s country of domicile is the U.K.

The consolidated financial statements include the accounts of Motif Bio plc and its wholly owned subsidiary, Motif BioSciences Inc. (“the Group”).

The financial statements were approved by the Board of Directors on May 15, 2017.

Going Concern

The Group and Company has suffered recurring losses and negative cash flows as a result of continuing clinical trials and expected to incur losses for the next several years as it expands its research, development and clinical trials of iclaprim.  The directors are unable to predict the extent of any future losses or when the Group and Company will become profitable, if at all.

As of December 31, 2016, the Group and Company has US $21.8 million in cash with current liabilities of US $18.6 million and net cash used in operating activities of US $ 27.9 million for the year ended December 31, 2016.  Net losses for the year ended December 31, 2016 were US $40.3 million.

These financial statements have been prepared under the assumption that the Group and Company will continue as a going concern. Due to the Group and Company’s recurring and expected continuing losses from operations, the directors have concluded there is material uncertainty which may cast significant doubt about the Group and Company’s ability to continue as a going concern for at least one year from the issuance of these financial statements without additional capital becoming available. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company will be required to raise additional capital within the next year to continue the development and commercialization of current product candidates and to continue to fund operations at the current cash expenditure levels. The directors cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that the Company raises additional funds by issuing equity securities, its stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Company’s ability to conduct business. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back, or discontinue the development and/or commercialization of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products that the Company would otherwise seek to develop or commercialize itself on unfavorable terms.

On April 18, 2017, the Company announced positive topline results from REVIVE-1, its global Phase 3 clinical trial in patients with ABSSSI. Iclaprim achieved the primary endpoint of non-inferiority at the early time point after start of study drug administration as well as non-inferiority for the test of cure endpoint. Iclaprim was well tolerated in the study, with most adverse events categorized as mild. The directors believe that this new data and the fact that REVIVE-2, the second Phase 3 trial, uses an identical protocol to REVIVE-1 but has different trial centers, could provide the basis for increased investor interest in the Company and Group and, hence, potentially provide greater opportunities to raise additional capital.

Significant events

On November 18, 2016, the Group announced the pricing of the underwritten US public offering and European placement, which were concurrently conducted, of 71,633,248 ordinary shares, comprised of 22,863,428 ordinary shares plus 2,438,491 ADSs (representing 48,769,820 ordinary shares at a 20 to 1 ratio).  The Group offered 48,769,820 ordinary shares in a US firm commitment public offering in the form of 2,438,491 American Depository Shares or ADSs, together with warrants to purchase 1,219,246 ADS Warrants. Each ADS represents 20 of the Group’s ordinary shares and was sold together with 0.5 of an ADS Warrant in a fixed combination. Each full ADS Warrant is exercisable for one ADS at an exercise price of US $8.03 per ADS, exercisable from the date of issuance until five years thereafter. In Europe, the Group offered in a concurrent placement on a best efforts basis 22,863,428 ordinary shares, together with warrants to purchase 11,431,714 ordinary shares. Each ordinary share was sold together with 0.5 of an Ordinary Share Warrant in a fixed combination. Each full Ordinary Share Warrant is exercisable for one ordinary share at an exercise price of £0.32 (US $0.40), exercisable from the date of issuance until five years thereafter. The public offering price of the ADSs and ADS Warrants in the US offering was US $6.98 per ADS and ADS Warrant combination, and the public offering price of the Group’s ordinary shares and Ordinary Share Warrants in the European placement was £0.28 (US $0.35) per ordinary share and Ordinary Share Warrant combination. Net proceeds to the Group following the offering, after deducting underwriting discounts and commissions and offering expenses of approximately US $3.5 million, were approximately US $21.5 million.  None of the underwriting discounts and commissions or other offering expenses were paid to directors or officers of the Group or their associates or to persons owning 10% or more of any class of the Group’s equity securities or to any affiliates of the Group.  H.C. Wainwright & Co., LLC was the underwriter for the above described offering.

On September 7, 2016, the Group amended and restated the convertible notes with Amphion Innovations plc and Amphion Innovations US Inc. to provide that any outstanding principal under the notes as of the maturity date will be paid to the holders on the maturity date, at the Group’s election, through the issuance of (i) a number of our ordinary shares, based on the conversion price set forth in the notes, or (ii) a number of ADSs, which is equal to a number determined by dividing the number of ordinary shares the holder would otherwise be entitled to by the then applicable ADS to ordinary share ratio.  The amended and restated convertible promissory notes also provide that except in the event of a default, no interest will accrue or be payable with respect to the amounts due under notes.  In consideration for its agreement to forego interest payments under its convertible promissory notes, the Group issued 409,000 ordinary shares to Amphion Innovations plc.  The amended and restated notes also permit the Group or the holders to convert all or any portion of the outstanding principal under the notes into ordinary shares or ADS (as determined by the Group) at any time prior to the maturity date.

In December 2016, the Group issued 14,510,770 new ordinary shares following the conversion of convertible promissory notes by Amphion Innovations plc and Amphion Innovations US Inc.  The notes which totaled US $3,550,786 were converted in accordance with their terms at US $0.2447 per share.

Group reorganization and initial public offering

On February 18, 2015, the Company incorporated a Delaware subsidiary, Motif Acquisition Sub, Inc. On December 31, 2014 Motif BioSciences Inc., the Company, and Motif Acquisition Sub, Inc. entered into an agreement where, upon the Company’s admission to AIM of the London Stock Exchange on April 2, 2015, Motif Acquisition Sub, Inc. merged with and into Motif BioSciences Inc. and Motif BioSciences Inc. continued as the surviving entity and became a wholly-owned subsidiary of the Company. Prior to the merger, Motif BioSciences Inc. completed a reverse stock split in order to increase the share price of Motif BioSciences Inc. so that the share price was closer to the Company’s admission price. The former Motif BioSciences Inc. stockholders were issued 36,726,242 ordinary shares of the Company in a share-for-share exchange for their common stock in Motif BioSciences Inc. so that the former Motif BioSciences Inc. stockholders owned an equivalent number of ordinary shares in the Company as the number of shares of common stock that they had previously owned in Motif BioSciences Inc. All outstanding, unexercised, and vested stock options for shares of common stock in Motif BioSciences Inc. were converted into options for ordinary shares of the Company (note 16).

This was a common control transaction and therefore outside the scope of IFRS 3—“Business Combinations.” The transaction has therefore been accounted for as a group reorganization and the Group is presented as if the Company has always owned Motif BioSciences Inc. The comparatives presented in these financial statements therefore represent the results and capital structure of the Company. The reserve on consolidation represents the difference between the nominal value of the shares of the Company issued to the former stockholders of Motif BioSciences Inc. and the share capital and share premium of Motif BioSciences Inc. at the date of the transaction. As stated, the nominal value of the Company shares was used in the calculation of the reorganization reserve.

The consolidated statements of changes in equity and the additional disclosures in note 19 explain the accounting for the share-for-share exchange in more detail.

On April 2, 2015, the Company was admitted to AIM and issued 14,186,140 ordinary shares at a price of £0.20 per share.

On July 22, 2015, the Company completed a subsequent placing of 44,000,000 ordinary shares at a price of £0.50 per share.

Acquisition of Nuprim Assets

On April 1, 2015, Motif BioSciences Inc. acquired the assets owned by Nuprim Inc. (“Nuprim”), a Maryland corporation, related to iclaprim (the “Nuprim Assets”). Motif BioSciences Inc. issued 1,513,040 (post-reverse stock split) shares of common stock to the shareholders of Nuprim Inc. that were held in escrow until the closing of the reorganization. These shares of common stock in Motif BioSciences Inc. were converted into ordinary shares of the Company upon the Company’s admission to AIM on April 2, 2015. Upon admission, 9,805,400 ordinary shares of the Company and 9,432,033 warrants were issued to the former Nuprim shareholders (note 9).

2.    Significant accounting policies

a.     Basis of preparation

The accounting policies set out below have been applied consistently to all periods presented in this financial information.

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and with the Companies Act 2006 applicable to companies reporting under IFRS.  This basis of preparation describes how the financial statements have been prepared in accordance with IFRS.  The financial statements have been prepared under the historical cost convention as modified for financial instruments (including derivative instruments) at fair value through the income statement.  A summary of the more important Group accounting policies is set out below.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial information and the reported amounts of revenue and expenses during the period.  Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The comparative information for the year ended December 31, 2014 has been prepared on the basis of the financial information of Motif BioSciences Inc., which is the predecessor of the Company, for the year then ended.

The Company has taken advantage of the exemption in Section 408 of the Companies Act 2006 not to present its own Statement of Comprehensive Loss.  The loss for the Company for the year was US $2.2 million (2015: US $1.6 million loss).

a.  New and amended standards effective from January 1, 2016

There are no new standards and amendments that have been applied from January 1, 2016, which have had an impact on the Group’s financial statements.

New standards and interpretations not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the reporting periods covered by these consolidated financial statements and have not been early adopted by the Group.

The new standards potentially relevant to the Group are discussed below.

IFRS 9, Financial Instruments (as revised in 2014) — Effective date — January 1, 2018, with early adoption permitted.  The Group currently plans to apply IRFS 9 initially on January 1, 2018. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements.  Based on the initial assessment, this standard is not expected to have a material impact on the Group.

IFRS 15, Revenue from Contracts with Customers — Effective date — January 1, 2018, with early adoption permitted. — IFRS 15 establishes a comprehensive guideline for determining when to recognize revenue and how much revenue to recognize. The Group currently has no revenues, therefore, the adoption of IFRS 15 is not expected to have a material impact on the Group, however, the Group will continue to reassess the potential impact of the adoption of this guidance

IFRS 16, Leases — Effective date — January 1, 2019 — IFRS 16 will replace IAS 17.  It will eliminate the distinction between classification of leases as finance or operating leases for lessees.  The adoption of IFRS 16 is not expected to have a significant impact on the Group’s net results or net assets, however, the Group will continue to reassess the potential impact of the adoption of this guidance as the effective date becomes closer.

Amendments to IAS 7, Disclosure Initiative — Effective date — January 1, 2017, with early adoption permitted. — The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes.  To satisfy the new disclosure requirements, the Group intends to present a reconciliation between the opening and closing balances for liabilities with changes arising from financing activities.

Principles of consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control.  The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Group.  They are deconsolidated from the date that control ceases.

Intercompany transactions, balances, and unrealized gains on transactions between Group companies are eliminated.  Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

When the Group ceases to consolidate because of a loss of control, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss.  This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture, or financial asset.

b.   Segment reporting

The chief operating decision-maker is considered to be the Board of Directors of Motif Bio plc. The chief operating decision-maker allocates resources and assesses performance of the business and other activities at the operating segment level.  In addition, they review the IFRS consolidated financial statements.

The chief operating decision-maker has determined that Motif has one operating segment - the development and commercialization of pharmaceutical formulations.  The Group maintains space and has some activities in the U.K., however, the finance and most other management functions take place in the US.

c.   Foreign currency translation

(a) Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in United States Dollars (US $), which is Motif Bio plc’s functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within other income or other expenses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

d.     Research and development costs

Expenditure on drug development activities is capitalized only if all of the following conditions are met:

•                  it is probable that the asset will create future economic benefits;

•                  the development costs can be measured reliably;

•                  technical feasibility of completing the intangible asset can be demonstrated;

•                  there is the intention to complete the asset and use or sell it;

•                  there is the ability to use or sell the asset; and

•                  adequate technical, financial, and other resources to complete the development and to use or sell the asset are available.

These conditions are generally met when a filing is made for regulatory approval for commercial production.  Otherwise, costs on research activities are recognized as an expense in the period in which they are incurred.

The Company’s preclinical studies and its clinical trials have been performed utilizing third-party contract research organizations (“CROs”) and other vendors. For preclinical studies, the significant factors used in estimating accruals include the percentage of work completed to date and contract milestones achieved. For clinical trial expenses, the significant factors used in estimating accruals include the number of patients enrolled, duration of enrollment, percentage of work completed to date and contract milestones achieved. The Company monitors patient enrollment levels and related activities to the extent possible through internal reviews, correspondence and status meetings and review of contractual terms.  The Company estimates are dependent on the timeliness and accuracy of data provided by our CROs and other vendors.  In this event, the Company could record adjustments to research and development expenses in future periods when the actual activity levels become known.

At this time, the Group does not meet all conditions and therefore development costs are recorded as expense in the period in which the cost is incurred.

e.   Intangible assets

Intangible assets acquired separately from a business are initially stated at cost, net of any amortization and any provision for impairment.  Where a finite useful life of the acquired intangible asset cannot be determined, the asset is not subject to amortization but is tested for impairment annually or more frequently whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

f.   Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.  Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).  Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

g.   Financial instruments—initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

a) Financial assets, initial recognition, and measurement

All financial assets, such as receivables and deposits, are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

The Group assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

b) Financial liabilities, initial recognition, and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, and payables, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, loans and borrowings, and warrants classified as liabilities.

c) Subsequent measurement

The measurement of financial liabilities depends on their classification. Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method if the time value of money is significant.

h.   Financial assets and liabilities

Financial assets and financial liabilities are included in the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Non-derivative financial instruments

Cash and cash equivalents

Cash and cash equivalents include bank balances, demand deposits, and other short-term, highly liquid investments (with less than three months to maturity) that are readily convertible into a known amount of cash and are subject to an insignificant risk of fluctuations in value.

Financial liabilities and equity

The Group classifies an instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

An instrument is classified as a financial liability when it is either (i) a contractual obligation to deliver cash or another financial asset to another entity; or (ii) a contract that will or may be settled in the Group’s own equity instruments and is a non-derivative for which the Group is, or may be, obliged to deliver a variable number of the Group’s own equity instruments or a derivative that will, or may be, settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Group’s own equity instruments.

Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

An equity instrument is defined as any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.  An instrument is an equity instrument only if the issuer has an unconditional right to avoid settlement in cash or another financial asset.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received. Direct issuance costs are processed as a deduction on equity.

Derivative financial instruments

The Group does not have a policy of engaging in speculative transactions, nor does it issue or hold financial instruments for trading purposes.

The Group has entered into various financing arrangements with its investors, including convertible loans. These convertible loans each include embedded financial derivative elements (being the right to acquire equity in the Group at a future date for a pre-determined price). Therefore, while the Group does not engage in speculative trading of derivative financial instruments, it may hold such instruments from time to time as part of its financing arrangements. The Group has also entered into financing arrangements that include the issuance of warrants. These warrants may be considered derivative financial instruments based on the terms of the agreements.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss is recognized in the consolidated income statement, as the Group currently does not apply hedge accounting.

Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

i.    Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency, or bankruptcy of the Company or the counterparty.

j.   Share-based payment transactions

The fair value of options and warrants granted to employees, directors, and consultants is normally recognized as an expense, with a corresponding increase in equity, over the period in which the option and warrant holders become unconditionally entitled to the options and warrants unless incremental and directly attributable to an equity transaction in which case it is deducted from equity.  The fair value of the options and warrants granted is measured using an option valuation model, taking into account the terms and conditions upon which the options were granted.  The amount recognized as an expense is adjusted to reflect the actual number of share options and warrants that vest except where forfeiture is due only to share prices not achieving the threshold for vesting.

k.     Financial income and expenses

Financial income comprises interest receivable on funds invested. Financial expenses comprise interest payable.

Interest income and interest payable are recognized in the income statement as they accrue, using the effective interest method.

l.      Taxation

Tax on the profit or loss for the year comprises current and deferred tax.  Tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the balance sheet date and any adjustment to tax payable in respect of previous years.

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for:  the initial recognition of goodwill; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit other than in a business combination; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized.

m.   Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its shares.  Basic EPS is calculated by dividing the profit or loss attributable to shares of the Company by the weighted average number of shares outstanding during the period.  Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential shares, which comprise share options and warrants granted to employees and non-employees.  In periods when the Company has a loss attributable to shareholders, diluted EPS equates to basic EPS.

n.    Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred.  Borrowings are subsequently measured at amortized cost.  Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Debt issuance costs on loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down.  In this case, the fee is deferred until the draw-down occurs.  To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

o.   Equity

The Company classifies an instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

An instrument is classified as a financial liability when it is either (i) a contractual obligation to deliver cash or another financial asset to another entity; or (ii) a contract that will, or may be, settled in the Company’s own equity instruments and is a non-derivative for which the Company is, or may be, obliged to deliver a variable number of the Company’s own equity instruments or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments.

Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

An equity instrument is defined as any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. An instrument is an equity instrument only if the issuer has an unconditional right to avoid settlement in cash or another financial asset.

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds

p.   Critical accounting estimates and judgments

In preparing the financial information, the Directors make judgments on how to apply the Group’s accounting policies and make estimates about the future. The critical judgments that have been made in arriving at the amounts recognized in the financial information and the key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying value of assets and liabilities in the next financial year, are discussed below:

Acquisition and valuation of the iclaprim assets

The directors, on assessing if the acquisition of the Nuprim iclaprim assets was of a business or of a group of assets, considered:

•                  the identified elements of the acquired group;

•                  the capability of the acquired group to produce outputs; and

•                  the impact that any missing elements have on a market participant’s ability to produce outputs with the acquired group.

As the acquired group was not accompanied by any associated processes and because the acquired assets do not have planned principal activities, or a plan to produce outputs, the Directors considered the acquisition to be of a group of assets, not a business.

The Directors use their judgment to identify the separate intangible assets and then determine a fair value for each based upon the consideration paid, the nature of the asset, industry statistics, future potential, and other relevant factors. Asset acquisitions are measured based on their cost to the acquiring entity, which generally includes transaction costs. An asset’s acquisition cost or the consideration transferred by the acquiring entity is assumed to be equal to the fair value of the net assets acquired, unless contrary evidence exists. These fair values are tested for impairment annually.

Research and development expenditures

Research expenditures are currently not capitalized because the criteria for capitalization are not met.  At each balance sheet date, the Group estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although the Group does not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

Share based payments and fair value of warrants

The Directors have to make judgments when deciding on the variables to apply in arriving at an appropriate valuation of share based compensation and warrants, including appropriate factors for volatility, risk free interest rate, and applicable future performance conditions and exercise patterns.

q. Investments in subsidiaries

Investments in subsidiaries are shown in the Company balance sheet at cost and are reviewed annually for impairment.

3.   Financial risk management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance.

a.   Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, and if a counterparty will default on its contractual obligations resulting in financial loss to the Group.

The credit risk on liquid funds is limited because cash balances are held with bank and financial institutions with credit-ratings assigned by international credit-rating agencies.  All deposits are held with banks with S&P ratings of A-2 and AA- for short term deposits.

At December 31, 2016, no current asset receivables were aged over three months.  No receivables were impaired.

b.   Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.  The principal risk to which the Group is exposed is liquidity risk. See discussion in note 1 as it relates to the Group’s ability to continue as a going concern.

The Group has financed its operations using cash raised through the issue of debt and equity.  The Group manages its liquidity risk by monitoring cash flows against forecast requirements based on an 18 month cash forecast.  The Directors acknowledge that uncertainty remains over the ability of the Group to have the resources to fully support the iclaprim trials and that additional funding will be needed through public markets, private financing, and partnering opportunities.

The Group would also like to begin clinical trials of iclaprim in other disease indications.  In order to commence these trials, the Group would need to obtain additional financing.  A delay in beginning these additional trials could lead to a decrease in the Group’s prospects for the commercialization of iclaprim.  In order to continue the current clinical trials of iclaprim and commence new clinical trials the Group is heavily dependent on the public markets both in the U.K. and US.  A downturn in the public markets, especially in biotech, may make it difficult for the Group to obtain sufficient funds to continue its clinical trials and the commercialization of iclaprim.  On March 2, 2016, the Group announced the dosing of the first patient in its two REVIVE (Randomized Evaluation intraVenous Iclaprim Vancomycin trEatment) Phase 3 clinical trials in ABSSSI. On January 30, 2017, the Group announced that the last patient had finished the treatment phase in REVIVE-1.  On April 18, 2017, the Group announced positive topline results from REVIVE-1, its global Phase 3 clinical trial in patients with ABSSSI. Iclaprim achieved the primary endpoint of non-inferiority at the early time point after start of study drug administration as well as non-inferiority for the test of cure endpoint. Iclaprim was well tolerated in the study, with most adverse events categorized as mild. The Group believes that this new data and the fact that REVIVE-2, the second Phase 3 trial, uses an identical protocol to REVIVE-1 but has different trial centers, could provide the basis for increased investor interest in the Group and, hence, potentially provide greater opportunities to raise additional capital.

In the event that the Group does not have adequate capital to maintain or develop its business, additional capital may not be available to the Group on a timely basis, on favorable terms, or at all, which could have a material and negative impact on the Group’s business and results of operations.

Contractual maturities of financial liabilities:

		Between 1	Between 2
	< 1 year	and 2 years	and 5 years	Over 5 years
At December 31, 2016	US $	US $	US $	US $	Total
Trade and other payables	12,319,117	—	—	—	12,319,117
Payable on completion of clinical trial	500,000	—	—	—	500,000
Derivative liability	—	—	5,798,058	—	5,798,058
	12,819,117	—	5,798,058	—	18,617,175

		Between 1	Between 2
	< 1 year	and 2 years	and 5 years	Over 5 years
At December 31, 2015	US $	US $	US $	US $	Total
Trade and other payables	987,083	—	—	—	987,083
Accrued interest payable	197,175	—	—	—	197,175
Payable on completion of clinical trial	—	500,000	—	—	500,000
Other interest bearing
loans and borrowings	3,550,786	—	—	—	3,550,786
	4,735,044	500,000	—	—	5,235,044

c.   Market risk

Foreign currency risk

The Group undertakes certain transactions denominated in foreign currencies.  Hence, exposures to exchange rate fluctuations arise.  Exchange rate exposures are managed by minimizing the balance of foreign currencies to cover expected cash flows during periods where there is strengthening in the value of the foreign currency.  The Group holds part of its cash resources in US dollars and British pound sterling.  The valuation of the cash fluctuates along with the US dollar/sterling exchange rate.  No hedging of this risk is undertaken.

The carrying amounts of foreign currency denominated monetary net assets at the reporting date are as follows:

	December 31, 2016	December 31, 2015
	US $	US $
Sterling - Cash	17,795	2,617,033

At December 31, 2016, if pounds sterling had weakened/strengthened by 5% against the US dollar with all other variables held constant, the loss for the year would have been US $890 (2015: US $131,000) higher/lower.

Interest rate risk

The Group’s exposure to interest rate risk is limited to the cash and cash equivalent balance of US $21,829,632 and its financing exposures that are at fixed rates of interest.  Changes in interest rates would have no significant impact on the profit or losses of the Group.

d.   Capital risk management

The Directors define capital as the total equity of the Group.  The Directors’ objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal structure to reduce the cost of capital.  In order to maintain an optimal capital structure, the Directors may adjust the amount of dividends paid to shareholders, return capital to shareholders, and issue new shares to reduce debt.

4.    Other income and expense items

This note provides a breakdown of the items included in other income, finance income, and costs and an analysis of expenses by nature for the years ended December 31, 2016, 2015, and 2014.

a.  Other income

	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Year ended Dec 31, 2014
	US $	US $	US $
Gains on settlement of contract disputes	83,320	5,027	360,060

The gain on settlement of contract disputes for the year ended December 31, 2016 relates to a write off of a payable due to a consultant as a result of a settlement with him. The gain on settlement of contract disputes for the years ended December 31, 2015 and 2014 primarily relates to payables to a Director for amounts owed to him for his services as Chief Executive Officer. These amounts were written off in a settlement agreement.

b.  Breakdown of expenses by nature

	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Year ended Dec 31, 2014
	US $	US $	US $
General and administrative expenses
Employee benefits expenses	931,569	1,146,566	302,468
Share-based payments	513,541	—	—
Directors’ fees	423,051	380,969	—
Advisory fees	139,633	459,904	240,000
Legal and professional fees	2,581,603	1,277,552	510,143
Other expenses	322,753	312,189	43,505
	4,912,150	3,577,180	1,096,116

Research and development costs
Employee benefits expenses	677,412	—	—
Contract research organization expenses	30,445,967	3,055,421	—
Chemistry and manufacturing development and other non-clinical development	2,145,641	949,466	—
Other research and development costs	1,525,795	676,053	—
	34,794,815	4,680,940	—

	2016	2015	2014
Auditors’ Remuneration	US $	US $	US $
Fees paid/payable to the company’s auditors and its associates for the audit of the parent company and consolidated financial statements	40,000	73,730	—
Fee’s payable to the company’s auditors and its associates for other services:
- Audit of the Group’s overseas filings	210,000	—	—
- Audit related assurance services	20,092	—	—
- Advisory services in relation to F-1/A1 filings	601,431	—	—

c.  Finance income and costs

	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Year ended Dec 31, 2014
	US $	US $	US $
Finance income
Interest from financial assets	69,754	15,028	78
	69,754	15,028	78

Finance costs
Interest paid/payable for financial liabilities	(383,259)	(268,216)	(449,036)
	(383,259)	(268,216)	(449,036)
Net finance costs	(313,505)	(253,188)	(448,958)

5.  Employee numbers and costs

The monthly average number of persons employed by the Group (including Executive Directors but excluding Non-executive Directors) and key management personnel during the year, analyzed by category, was as follows:

	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Year ended Dec 31, 2014
Executive Directors	2	2	1
Key management personnel	4	2	—
	6	4	1

The aggregate payroll costs of Executive Directors and key management personnel were as follows:

	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Year ended Dec 31, 2014
	US $	US $	US $
Short term benefits:
Wages and salaries	1,527,776	935,081	210,000
Social security and other employer costs	67,410	60,604	—
Share based payments	119,845	150,881	92,468
	1,715,031	1,146,566	302,468

6.   Directors’ remuneration

	Salaries		Benefits	Social	2016	2015
	and fees	Bonuses	in kind	security	Total	Total
	US $	US $	US $	US $	US $	US $
Executive
Graham Lumsden	425,000	50,000	—	13,510	488,510	557,180
Robert Bertoldi	127,500	—	—	10,283	137,783	135,126
Non-executive
Richard Morgan	114,950	62,775	—	—	177,725	217,072
Charlotta Ginman-Horrell	57,475	—	—	—	57,475	32,042
Jonathan Gold	114,094	—	—	—	114,094	25,881
Zaki Hosny	57,475	—	—	—	57,475	28,756
Mary Lake Polan	54,094	—	—	—	54,094	25,881
John Stakes	30,869	—	—	—	30,869	28,756
Bruce Williams	54,094	—	—	—	54,094	25,881
Total	1,035,551	112,775	—	23,793	1,172,119	1,076,575

The highest paid director’s aggregate emolument was US $488,510 for the year.  The director did not exercise share options during the year. No remuneration was paid to directors for the year ended December 31, 2014.

Directors of the Company have been awarded rights to subscribe for shares in the Group as set out below. See note 22 “Subsequent Events” for a description of the share option granted to Mr. Robert Dickey IV upon his joining the company in January 2017 as Chief Financial Officer.

	January 1,		December 31,	Exercise	Grant	Expiry
	2016	Granted	2016	price US $	date	date

Richard Morgan	73,215	—	73,215	$0.70	Jan 1, 2010	Jan 1, 2020
	6,179	—	6,179	$0.70	Jan 1, 2011	Jan 1, 2021
	502,950	—	502,950	$0.14	Dec 4, 2014	Dec 4, 2024
	582,344	—	582,344

Robert Bertoldi	53,887	—	53,887	$0.70	Jan 1, 2010	Jan 1, 2020
	251,475	—	251,475	$0.14	Dec 4, 2014	Dec 4, 2024
	305,362	—	305,362

Charlotta Ginman-Horrell	251,475	—	251,475	$0.14	Dec 4, 2014	Dec 4, 2024
	251,475	—	251,475

Jonathan Gold	73,502	—	73,502	$0.70	Jan 1, 2010	Jan 1, 2020
	5,964	—	5,964	$0.70	Jan 1, 2011	Jan 1, 2021
	251,475	—	251,475	$0.14	Dec 4, 2014	Dec 4, 2024
	330,941	—	330,941

Zaki Hosny	53,888	—	53,888	$0.70	Jun 18, 2009	Jun 18, 2019
	14,370	—	14,370	$0.70	Jan 1, 2010	Jan 1, 2020
	2,587	—	2,587	$0.70	Jan 1, 2011	Jan 1, 2021
	107,774	—	107,774	$0.14	Jan 30, 2013	Jan 30, 2023
	251,475	—	251,475	$0.14	Dec 4, 2014	Dec 4, 2024
	430,094	—	430,094

Graham Lumsden	574,800	—	574,800	$0.14	May 25, 2013	May 25, 2023
	2,874,000	—	2,874,000	$0.14	Dec 4, 2014	Dec 4, 2024
	3,448,800	—	3,448,800

Mary Lake Polan	67,036	—	67,036	$0.70	Jan 1, 2010	Jan 1, 2020
	5,461	—	5,461	$0.70	Jan 1, 2011	Jan 1, 2021
	251,474	—	251,474	$0.14	Dec 4, 2014	Dec 4, 2024
	323,971	—	323,971

John Stakes	62,366	—	62,366	$0.70	Jan 1, 2010	Jan 1, 2020
	2,802	—	2,802	$0.70	Jan 1, 2011	Jan 1, 2021
	251,474	—	251,474	$0.14	Dec 4, 2014	Dec 4, 2024
	316,642	—	316,642

Bruce Williams	67,252	—	67,252	$0.70	Jan 1, 2010	Jan 1, 2020
	28,740	—	28,740	$0.70	Jan 16, 2010	Jan 16, 2020
	71,850	—	71,850	$0.70	Nov 15, 2010	Jan 16, 2020
	2,802	—	2,802	$0.70	Jan 1, 2011	Jan 1, 2021
	251,474	—	251,474	$0.14	Dec 4, 2014	Dec 4, 2024
	422,118	—	422,118

7.    Income tax expense

Recognized in the income statement:

	Year ended	Year ended	Year ended
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Current tax expense	US $	US $	US $
U.K. Corporation taxes	—	—	—
Overseas taxes	287	774	876
	287	774	876

The main rate of U.K. corporation tax was reduced from 21% to 20% from April 1, 2015 and has been reflected in these consolidated financial statements.

The tax expense recognized for the years ended December 31, 2016, 2015, and 2014 is lower than the standard rate of corporation tax in the U.K. of 20.25%.  The differences are reconciled below:

	2016	2015	2014
Reconciliation of effective tax rate:	US $	US $	US $
Loss on ordinary activities before taxation	(40,324,015)	(8,515,925)	(1,185,014)
U.K. Corporation tax at 20.25%	(449,929)	(355,889)	—
Overseas tax at higher rate	(12,954,729)	(2,297,873)	(402,905)
Effects of:
Unrecognized losses	(13,404,371)	(2,652,988)	(402,029)
Other adjustments-overseas taxes	287	774	876
Total tax charge	287	774	876

There is an unrecognized deferred tax asset of US $377,718, relating to deferred tax on losses generated of US $2,221,872 in the U.K.

8.    Loss per share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of shares in issue during the year.  In accordance with IAS 33, where the Company has reported a loss for the period, the shares are anti-dilutive.

	Year ended	Year ended	Year ended
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
	US $	US $	US $
Loss after taxation	(40,324,302)	(8,516,699)	(1,185,890)

Basic and diluted weighted average shares in issue	116,558,191	61,225,922	36,726,342

Basic and diluted loss per share	(0.35)	(0.14)	(0.03)

The following potentially dilutive securities outstanding at December 31, 2016, 2015, and 2014 have been excluded from the computation of diluted weighted average shares outstanding, as they would be antidilutive.

	2016	2015	2014
	US $	US $	US $
Convertible promissory notes	—	14,510,770	—
Warrants	5,726,364	6,925,962	—
Share options	6,810,357	7,182,674	—
	12,536,721	28,619,406	—

9.    Intangible assets

As of December 31, 2014
Cost	—
Accumulated amortization and impairment	—
Net book amount at December 31, 2014	—
Additions	6,195,748
Amortization charge	—
Net book amount at December 31, 2015	6,195,748

As of December 31, 2015
Cost	6,195,748
Accumulated amortization and impairment	—
Net book amount at December 31, 2015	6,195,748
Additions	—
Amortization charge	—
Net book amount at December 31, 2016	6,195,748

Motif BioSciences Inc., as the result of the merger agreement with Nuprim Inc., acquired the exclusive rights to Nuprim’s iclaprim assets and the rights to acquire 600 kilograms of iclaprim API over a period ending December 31, 2017.

The Directors do not believe that the merger between Motif BioSciences Inc. and Nuprim Inc. meets the definition of an acquisition of a business as set out in IFRS 3 and is therefore accounted for as an acquisition of an asset.

The fair value of the assets acquired under the merger arrangement represent the aggregate estimated value of:

•                  11,318,439 ordinary shares in Motif Bio plc at the placing price of 20 pence per share;

•                  9,432,033 warrants at the placing price of 20 pence per ordinary share; and

•                  a milestone payment of US $500,000 to be paid by Motif BioSciences Inc. to Acino Pharma AG upon completion of the first Phase 3 trial.

The value of the warrants has been estimated using the Black Scholes option pricing model with appropriate factors for volatility and risk free interest rate.  The Directors consider the separable value of the active pharmaceutical ingredients is unlikely to constitute a material component of the fair value of the assets acquired.  No discount has been applied to the expected milestone payment of US $500,000 given the commencement of the Phase 3 trial and management’s expectation that the liability will be settled by the end of 2017.

Details of the purchase consideration and amounts attributed to net assets acquired are as follows:

US $
Purchase consideration:
Ordinary shares in Motif Bio plc	3,355,375
Warrants to subscribe for ordinary shares in Motif Bio plc	2,340,373
Total purchase consideration	5,695,748

Iclaprim assets	6,195,748
Milestone payment	(500,000)
Net assets acquired	5,695,748

As the IP R&D asset is not yet available for commercial use, no amortization has been charged to date.

The Group performs an impairment test over the asset on an annual basis or when a triggering event has occurred. Based on the results of the test, no impairment was recorded in the years ended December 31, 2016 or 2015.

10.    Prepaid expenses and other receivables

	Group		Company
	12 months	12 months	12 months	12 months
	ended	ended	ended	ended
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Amounts due within one year	US $	US $	US $	US $
Other receivables and prepayments	401,064	167,657	349,368	26,609
Amounts due from subsidiary	—	—	3,294,823	411,463
	401,064	167,657	3,644,191	438,072

The maximum exposure to credit risk at the end of each reporting period is the fair value of each class of receivables set out above. The Group held no collateral as security. The Directors estimate that the carrying value of receivables approximated their fair value.

11.    Cash and cash equivalents

	Group		Company
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
	US $	US $	US $	US $
Cash at bank	21,829,632	28,594,347	21,817,489	28,543,181
	21,829,632	28,594,347	21,817,489	28,543,181

12.    Trade and other payables

	Group		Company
	12 months	12 months	12 months	12 months
	ended	ended	ended	ended
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Amounts due within one year	US $	US $	US $	US $
Trade payables	734,405	108,247	68,940	—
Accrued expenses — Contract research organization	10,854,531	79,190	—	—
Accrued expenses - Other	727,947	798,047	27,976	57,488
Amounts due to affiliates	78	1,599	—	—
Other payable	2,156	—	—	—
	12,319,117	987,083	96,916	57,488

The Directors estimate that the carrying value of trade and other payables approximated their fair value.

13.    Other interest bearing loans and borrowings

	Group		Company
	12 months	12 months	12 months	12 months
	ended	ended	ended	ended
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Amounts due within one year	US $	US $	US $	US $
Notes payable to affiliates	—	3,550,786	—	—
Accrued interest expense to affiliates	—	197,175
	—	3,747,961	—	—

The notes payable to affiliates are demand notes from a shareholder of the Group — Amphion Innovations plc and its subsidiary undertaking, Amphion Innovations US Inc.  At December 31, 2014, the notes accrued interest at 5% per annum.  If the principal or accrued interest remained outstanding at such time as the Motif BioSciences Inc. concluded an equity financing that equaled or exceeded US $1,000,000, the note holder could convert all or part of the principal balance plus accrued but unpaid interest into the securities of Motif BioSciences Inc. issued in the financing at a conversion rate equal to the price per security at which the securities are issued in the financing.  On April 1, 2015, Amphion Innovations plc converted US $6,000,000 of notes and accrued interest into shares of Motif BioSciences Inc.  The shares were converted into ordinary shares of Motif Bio plc upon admission under the terms of the Motif Merger Agreement.  Convertible promissory notes were issued for Amphion Innovations plc’s remaining balance of US $1,471,700 and Amphion Innovations US Inc.’s balance of US $2,079,086 that includes unpaid accrued interest and advisory and consultancy fees.  The new notes accrued interest at 7% per annum and were to mature on December 31, 2016.

On September 7, 2016, the Group amended and restated the convertible notes with Amphion Innovations plc and Amphion Innovations US Inc. to provide that any outstanding principal under the notes as of the maturity date will be paid to the holders on the maturity date, at the Group’s election, through the issuance of (i) a number of our ordinary shares, based on the conversion price set forth in the notes, or (ii) a number of ADSs, which is equal to a number determined by dividing the number of ordinary shares the holder would otherwise be entitled to by the then applicable ADS to ordinary share ratio. The amended and restated convertible promissory notes also provide that except in the event of a default, no interest will accrue or be payable with respect to the amounts due under notes. In consideration for its agreement to forego interest payments under its convertible promissory notes, the Group issued 409,000 ordinary shares to Amphion Innovations plc. The amended and restated notes also permit the Group or the holders to convert all or any portion of the outstanding principal under the notes into ordinary shares or ADSs (as determined by the Group) at any time prior to the maturity date.

In December 2016, the notes, which totaled US $3,550,786, were converted into 14,510,770 new ordinary shares in the Company at the rate of US $0.2447 per share.

14.  Derivative liability

On November 23, 2016, the Group closed an initial U.S. public offering of 2,438,491 American Depositary Shares (“ADS”) and 1,219,246 warrants over ADS at a price of US $6.98 per ADS/Warrant combination.   Each ADS represents 20 ordinary shares.  The warrants have an exercise price of US $8.03 per ADS and expire on November 23, 2021.  In the event the Group fails to maintain the effectiveness of its Registration Statement and a Restrictive Legend Event has occurred, the warrant shall only be exercisable on a cashless basis.  This would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss.  On issuance of the ADS warrants, the Group recorded a derivative liability of US $3,849,160 using the Black-Scholes model.  The Group develops its own assumptions for use in the Black-Scholes option pricing model that do not have observable inputs or available market data to support the fair value. This method of valuation involves using inputs such as the fair value of the Group’s common stock, stock price volatility of comparable companies, the contractual term of the warrants, risk free interest rates and dividend yields. The Group has a limited trading history in its common stock, therefore, expected volatility is based on that of reasonably similar publicly traded companies. Due to the nature of these inputs, the valuation of the warrants is considered a Level 3 measurement.

At December 31, 2016, the derivative liability had a fair value of US $3,967,189 using the Black-Scholes model and the following assumptions:

December 31, 2016

Share price (US $)	6.19
Expected volatility	70%
Number of periods to exercise	4.92
Risk free rate	1.91%
Expected dividends	—

In addition, on November 23, 2016 the Group placed 22,863,428 ordinary shares together with 11,431,714 warrants over ordinary shares at a price of 28 pence per share/warrant combination.  The warrants have an exercise price of £0.322 per warrant and expire on November 23, 2021.  In the event that the Group fails to maintain the effectiveness of the Registration Statement, the warrant shall only be exercisable on a cashless basis.  This would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss.  On issuance of the warrants, the Group and Company recorded a derivative liability of US $1,812,959 using the Black-Scholes model.  At December 31, 2016, the derivative liability has a fair value of US $1,830,869 using the Black-Scholes model and the following assumptions:

December 31, 2016

Share price (GBP)	0.25
Expected volatility	70%
Number of periods to exercise	4.92
Risk free rate	1.91%
Expected dividends	—

December 31, 2016
Liability warrants	US$

Issued during the year	5,662,119
Gain in value	135,939
Balance at December 31, 2016	5,798,058

15.  Contingent liabilities

Contingent bonuses of US $50,000 and US $35,000 were awarded to the Chief Executive Officer and Chief Medical Officer for services provided in 2016.  These bonuses were not accrued for at December 31, 2016, as the payments are contingent upon:  the closing of the next significant financing; continued service; and no material adverse conditions impacting the Group. In addition to these contingent bonuses, bonuses of US $50,000 each were accrued at December 31, 2016 for the Chief Executive Officer and Chief Medical Officer for their services in 2016.

16.    Share based payments

Motif BioSciences Inc. issued options and warrants to employees, directors, consultants, and note holders.  As part of the merger between Motif Acquisition Sub, Inc. and Motif BioSciences Inc., described in note 17, each outstanding share option granted by Motif BioSciences Inc. was assumed and converted by Motif Bio plc into options to subscribe for ordinary shares in Motif Bio plc.  The number of share options and the exercise prices have been adjusted to reflect the reverse stock split in the capital of Motif BioSciences Inc. on March 13, 2015.

On December 4, 2014, Motif BioSciences Inc. adopted a Share Option Plan (the “Plan”) under which options can be granted to employees, consultants, and directors.  Under the Plan 9,304,575 (post reverse stock split) options were issued in 2014 that will vest over three years and expire in ten years from the date of grant.

Motif Bio plc adopted a Share Option Plan (the “New Plan”) on April 1, 2015.  This New Plan replaces Motif BioSciences Inc.’s previous share plan.  There were no changes to the fair value of share options granted under the Plan with the only change being to grant the holders shares in Motif Bio plc rather than Motif BioSciences Inc. upon exercising options.  The exercise price for each option will be established in the discretion of the Board provided that the exercise price for each option shall not be less than the nominal value of the relevant shares if the options are to be satisfied by a new issue of shares by the Company and provided that the exercise price per share for an option shall not be less than the fair market value of a share on the effective date of grant of the option.  Options will be exercisable at such times or upon such events and subject to such terms, conditions, and restrictions as determined by the Board on grant date.  However, no option shall be exercisable after the expiration of ten years after the effective date of grant of the option.  In 2016, 3,261,577 (2015: 1,000,000) options were issued under the New Plan that will expire in ten years and vest over four years.

Motif Bio plc issued 1,082,384 warrants to its broker for their participation in a placing.  The warrants have an exercise price of 50 pence per share and expire on the fifth anniversary of issuance.

For options exercised, the weighted average share price in 2016 was US $0.20 (2015:  US $0.22).

		Weighted average
	Number of	exercise price
	share options	US $

Outstanding at January 1, 2015	14,135,191	0.349
Granted during the year	12,298,692	0.340
Forfeited during the year	(915,923)	0.376
Exercised during the year	(363,054)	0.216
Expired during the year	(188,320)	4.175
Outstanding at December 31, 2015	24,966,586	0.316
Granted during the year	4,343,961	0.529
Forfeited during the year	(287,400)	0.696
Exercised during the year(1)	(587,014)	0.200
Expired during the year	(574,800)	0.696
Outstanding at December 31, 2016	27,861,333	0.316
Exercisable at December 31, 2016	8,884,662	0.301

(1) The weighted average share price of options exercised during the year ended December 31, 2016 was US $0.300.

The fair value of options and warrants has been valued using the Black Scholes option pricing model.  Volatility is based on reported data from selected reasonably similar publicly traded companies for which the historical information is available.  The Group does not have sufficient history to estimate the volatility of its share price. The assumptions for each option grant were as follows:

	Year ended Dec 31, 2016	Year ended Dec 31, 2015

Weighted average share price (US $)	0.59	0.53
Weighted average exercise price (US $)	0.53	0.53
Expected volatility	70-88%	79-94%
Number of periods to exercise	5-10 years	10 years
Risk free rate	1.47 – 1.64%	2.15 - 2.64%
Expected dividends	–	–

The range of exercise prices of the options at December 31, 2016 were US $0.14-$0.73 (December 31, 2015: US $0.14-$4.18).  The weighted average remaining contractual life of the outstanding options is 7.3 years.  The options will be equity settled.  The share price used for the share option plan prior to being traded on AIM was based on management’s assessment of the valuation of the Group given the net assets and future potential of the Group at the time of granting.

The total expense recognized for the years arising from stock-based payments are as follows:

	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Year ended Dec 31, 2014
	US $	US $	US $
Share based payment expense — General and administrative expense	513,541	325,908	300,147
Cost of issuance charged to equity	—	339,216	—

17.     Share capital

Allotted, called up, and fully paid:	Number	US $

In issue at December 31, 2014	100	—

Issued:
Ordinary shares of 1p each	108,601,496	1,645,291

In issue at December 31, 2015	108,601,496	1,645,291

Issued:
Ordinary shares of 1p each	409,000	5,405
Ordinary shares of 1p each	48,769,820	607,574
Ordinary shares of 1p each	22,863,428	284,833
Ordinary shares of 1p each	119,990	1,509
Ordinary shares of 1p each	467,024	5,801
Ordinary shares of 1p each	14,510,770	177,786

In issue at December 31, 2016	195,741,528	2,728,199

On September 9, 2016, Motif Bio plc issued 409,000 ordinary shares to Amphion Innovations plc as part of the terms of the renegotiated convertible promissory notes.

On November 23, 2016, Motif Bio plc issued 2,438,491 American Depositary Shares (ADSs) upon the closing of an initial US public offering and 1,219,246 warrants over ADS at a price of US $6.98 per ADS/Warrant combination.   Each ADS represents 20 ordinary shares.

On November 23, 2016, Motif Bio plc issued 22,863,428 ordinary shares together with 11,431,714 warrants over ordinary shares at a price of 28 pence per share/warrant combination.

On November 29, 2016, 119,990 ordinary shares were issued upon the exercise of options.

In December 2016, 467,024 ordinary shares were issued upon the exercise of options and warrants.

In December 2016, Motif Bio plc issued 14,510,770 new ordinary shares following the conversion of convertible promissory notes by Amphion Innovations plc and Amphion Innovations US Inc.  The notes which totaled US $3,550,786 were converted in accordance with their terms at US $0.2447 per share.

Share premium represents the excess over nominal value of the fair value consideration received for equity shares net of expenses of the share issue.

Retained deficit represents accumulated losses.

The group re-organization reserve arose when Motif Bio plc became the parent of the Group.  The transaction, falling as it does outside the scope of IFRS 3, has been accounted for as a group reorganization and not a business combination.  The reorganization reserve can be derived by calculating the difference between the nominal value of the shares in Motif Bio plc issued to the former shareholders in Motif BioSciences Inc. and the share capital and share premium of Motif BioSciences Inc. at the date of the merger.

A minor fair value adjustment is also included in the reorganization reserve.  This represents the uplift to fair value of the initial deposit shares in Motif BioSciences Inc. issued to the shareholders of Nuprim Inc. on the execution of the agreed upon term sheet of the Nuprim merger (note 9), which were converted to shares in Motif Bio plc on admission to AIM.

18.    Financial assets and financial liabilities

The Group holds the following financial instruments:

	Group	Company
	Financial assets	Financial assets
	at amortized cost	at amortized cost
Financial assets	US $	US $
2016
Prepaid expenses and other receivables	401,064	349,368
Due from affiliates	—	3,294,823
Cash and cash equivalents	21,829,632	21,817,489
	22,230,696	25,461,680
2015
Prepaid expenses and other receivables	167,657	26,609
Due from affiliates	—	411,463
Cash and cash equivalents	28,594,347	28,543,181
	28,762,004	28,981,253

	Group	Company
	Financial liabilities	Financial liabilities
	at amortized cost	at amortized cost
Financial liabilities	US $	US $
2016
Trade and other payables	12,319,117	96,916
Payable on completion of clinical trial	500,000	—
Derivative liability	5,798,058	5,798,058
	18,617,175	5,894,974
2015
Trade and other payables	987,083	57,488
Payable on completion of clinical trial	500,000	—
Other interest bearing loans and borrowings	3,747,961	—
	5,235,044	57,488

Fair value disclosures

The Group’s cash, prepaid expenses, and other receivables and accounts payable are stated at their respective historical carrying amounts, which approximates fair value due to their short-term nature. These are measured at fair value using Level 1 inputs. The Group’s derivative liability is measured at fair value using Level 3 inputs. See discussion in note 14 on the inputs utilized in the Black-Scholes option pricing model and for a rollforward of the derivative liability from issuance in November 2016 to December 31, 2016. There were no transfers between fair value levels during the years ended December 31, 2016 or 2015.

There were no non-recurring fair value measurements for the years ended December 31, 2016 and 2015.

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible.  Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

- Level 1:  quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2:  inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

- Level 3:  inputs for the asset or liability that are not based on observable market data (unobservable inputs).

19.   Group reorganization by plan of merger

On February 18, 2015, Motif Bio Limited incorporated a Delaware subsidiary, Motif Acquisition Sub, Inc.  On March 27, 2015, Motif BioSciences Inc., Motif Bio Limited, and Motif Acquisition Sub, Inc. entered into a plan of merger where, upon admission, Motif Acquisition Sub, Inc. merged with and into Motif BioSciences Inc. and Motif BioSciences Inc. continued as the surviving entity and became a wholly owned subsidiary of Motif Bio plc.

The former Motif BioSciences Inc. shareholders were issued with 36,726,242 ordinary shares in Motif Bio plc in exchange for their common stock in Motif BioSciences Inc. so that immediately following the merger the former Motif BioSciences Inc. shareholders own an equivalent number of ordinary shares in Motif Bio plc as the number of shares of common stock that they had previously owned in Motif BioSciences Inc.   All outstanding, unexercised, and vested stock options over shares of common stock in Motif BioSciences Inc. were converted into options over ordinary shares in Motif Bio plc.

The Directors consider the acquisition of the entire issued common stock of Motif BioSciences Inc. by Motif Bio plc in exchange for equivalent equity participation in Motif Bio plc to be a group reorganization and not a business combination and to fall outside the scope of IFRS 3 given it meets the requirements of IAS27 paragraph 13.  Having considered the requirements of IAS 8 and the relevant U.K. and US guidance, the transaction is accounted for on a merger or pooling of interest basis as if both entities have always been combined, using book values, with no fair value adjustments made nor goodwill recognized.

20.  Subsidiaries

The Company had the following subsidiaries and related undertakings at December 31, 2016:

					Method used
	Country of	Address of the	Percentage	Percentage	to account for
Company name	incorporation	registered office	shareholding	voting power	investment
Motif BioSciences Inc.	Delaware, USA	National Registered Agents Inc. 160 Greentree Drive Suite 101 Dover, DE 19904	100%	100%	Consolidation

The principal activity of Motif BioSciences Inc. is proprietary drug discovery research and development.

21.    Related party transactions

Transactions with Amphion Innovations plc and Amphion Innovations US Inc.

At December 31, 2016, Amphion Innovations plc owned approximately 22% of the issued ordinary shares in Motif Bio plc. In addition, Amphion Innovations plc and its wholly owned subsidiary undertaking, Amphion Innovations US, Inc., (together the “Amphion Group”) have provided funding for the activities of Motif BioSciences Inc. through the issue of convertible interest bearing loan notes.  Richard Morgan and Robert Bertoldi were directors of both Motif Bio plc and Amphion Innovations plc in the period. Transactions between the Group and the Amphion Group are disclosed below:

	Year ended Dec 31, 2016	Year ended Dec 31, 2015
	US $	US $
Amounts due to Amphion Innovations US Inc.	78	1,599
Notes payable to Amphion Innovations plc	—	1,471,700
Notes payable to Amphion Innovations US Inc.	—	2,079,086
Accrued and unpaid interest on loan notes	—	189,178
Interest expense	390,485	435,036

Advisory And Consultancy Agreement with Amphion Innovations US, Inc. and Shared Office Space

On April 1, 2015, the Group entered into an Advisory and Consultancy Agreement with Amphion Innovations US, Inc. The consideration for the services is US $120,000 per annum. The agreement provides that in the event that the Group raised a minimum of £5,000,000 (US $7,333,000) in gross proceeds on AIM admission or in a follow-on offering, a one-time payment of US $300,000 would be required to be paid to Amphion Innovations US, Inc. Accordingly, the Group paid US $300,000 to Amphion Innovations US, Inc. on July 21, 2015 in connection with the follow-on offering on AIM. The agreement was for an initial period of 12 months and will automatically renew each year on the anniversary date unless either party notifies the other by giving 90 days’ written notice prior to expiration.  The agreement was amended in December 2016 so that either party may terminate the agreement at any time, for any reason, upon giving the other party ninety days advance written notice.  The Group paid US $120,000 to Amphion Innovations US, Inc. in 2016 in accordance with the terms of the agreement. At the date of this Annual Report, the agreement continues to be in force.

Amphion Innovations US, Inc. also bills the Group on a pass-through rate for office space and shared workspace.

Consultancy Agreement with Amphion Innovations plc

On April 1, 2015, the Group entered into a Consultancy Agreement with Amphion Innovations plc for the services of Robert Bertoldi, an employee of Amphion Innovations plc. The consideration for his services was US $5,000 per month. On November 1, 2015, the consideration was increased to US $180,000 per annum. On July 1, 2016, the consideration decreased to US $75,000. The agreement was for an initial period of 12 months and would automatically renew each year on the anniversary date unless either party notifies the other by giving 90 days written notice prior to expiration. The agreement was amended in December 2016 so that either party may terminate the agreement at any time, for any reason, upon giving the other party ninety days advance written notice.  The Group paid Robert Bertoldi US $127,500 in 2016 in accordance with the terms of the agreement.

Consultancy Agreement with Amphion Innovations US, Inc.

On September 7, 2016, the Group entered into a Consultancy Agreement with Amphion Innovations US, Inc., pursuant to which Amphion Innovations US, Inc. will, following and subject to the closing of the November 2016 offering, provide consultancy services in relation to the Group’s obligations as a NASDAQ listed company. The consideration for the services is US $15,500 per month. The agreement is for an initial period of 12 months, after which the agreement will terminate automatically unless renewed by the parties by mutual agreement. The Group paid US $19,633 in 2016 pursuant to the terms of this agreement.

Consultancy Agreement with Jonathan Gold

On April 13, 2016, the Group entered into a consultancy agreement with Jonathan Gold. Under the terms of this agreement, Mr. Gold received a fixed fee of US $10,000 per month for strategic financial expert advice and guidance. The term of this agreement was six months, commencing January 1, 2016. The term of the agreement would automatically renew each month following the initial term, provided that each party provided its mutual agreement to renew in a signed writing, no later than 30 days prior to the expiration of the term. This agreement was not extended beyond the initial term.

The Directors are responsible for planning, directing, and controlling the activities of the Group. Transactions between the Group and its Directors and key management personnel and are disclosed in notes 5 and 6 above.

22.    Subsequent events

On January 16, 2017, Robert Dickey IV was appointed as Chief Financial Officer.  Mr. Dickey was granted 1,500,000 non-qualified stock options with an exercise price of 25.50 pence per share and a term of ten years.  The options vest over four years.

In January 2017, the last patient finished the treatment phase in REVIVE-1, the Phase 3 clinical trial investigating the safety and efficacy of iclaprim in patients with acute bacterial skin and skin structure infections. On April 18, 2017, the Group announced positive topline results from REVIVE-1, its global Phase 3 clinical trial in patients with ABSSSI. Iclaprim achieved the primary endpoint of non-inferiority at the early time point after start of study drug administration as well as non-inferiority for the test of cure endpoint. Iclaprim was well tolerated in the study, with most adverse events categorized as mild. The Group believes that this new data and the fact that REVIVE-2, the second Phase 3 trial, uses an identical protocol to REVIVE-1 but has different trial centers, could provide the basis for increased investor interest in the Group and, hence, potentially provide greater opportunities to raise additional capital.

In February 2017, the Company granted options to purchase ordinary shares at an exercise price of 26 pence per share.  The Chief Executive Officer was granted 1,700,000 options of which 1,000,000 options will vest monthly over four years from the date of grant and 700,000 options will vest monthly over 4 years from April 18, 2017, the date of the data read out on the REVIVE-1 trial. The Chief Medical Officer was granted 1,000,000 options that will vest monthly over four years from the date of grant.  The Chief Financial Officer was granted 600,000 options of which 150,000 options will vest on the anniversary date of the commencement of his employment and 450,000 options will vest over the following 3 years.  The Vice President of Clinical Operations was granted 300,000 options that will vest over four years from the date of grant.  The options will expire ten years from the date of grant.

On April 7, 2017, the Group entered into a new consultancy agreement with Jonathan Gold, a member of the Group’s Board of Directors. Under the terms of this agreement, Mr. Gold received a fixed fee of US $16,167 per month for strategic financial expert advice and guidance. The term of this agreement was twelve months, commencing January 1, 2017. The term of the agreement would automatically renew each month following the initial term, as long as either party did not provide notice to the other party of its election not to continue to renew the agreement with at least 30 days advance notice.

On April 28, 2017, the Group announced the appointment of Peel Hunt LLP as nominated adviser and joint corporate broker with immediate effect.

On May 4, 2017, Dr. Craig T. Albanese was appointed to the Company’s Board of Directors.

Notice of Annual General Meeting

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, you are recommended to seek your own financial advice from your stockbroker or other independent adviser authorised under the Financial Services and Markets Act 2000.

If you have recently sold or transferred all of your shares in Motif Bio plc, please forward this document, together with the accompanying documents, as soon as possible either to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the shares.

Notice is hereby given that the Annual General Meeting (“AGM”) of Motif Bio plc (the “Company”), will be held at 2:00 pm BST on 15 June 2017 at the offices of DLA Piper UK LLP at 3 Noble St, London EC2V 7EE, United Kingdom for the transaction of the following business.

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

Resolution No. 1	To receive the Company’s annual accounts and the strategic, directors’ and auditors’ reports for the year ended 31 December 2016.

Resolution No. 2	To approve the directors’ remuneration report (other than the part containing the directors’ remuneration policy) for the year ended 31 December 2016.

Resolution No. 3	To approve the directors’ remuneration policy contained in the directors’ remuneration report.

Resolution No. 4

To reappoint Dr. Graham Lumsden as a Director, who is retiring by rotation under the provisions of article 78 of the Company’s Articles of Association at the AGM of the Company and who, being eligible, offers himself for re-election as permitted by article 84.

Resolution No. 5

To reappoint Mr. Robert J. Bertoldi as a Director, who is retiring by rotation under the provisions of article 78 of the Company’s Articles of Association at the AGM of the Company and who, being eligible, offers himself for re-election as permitted by article 84.

Resolution No. 6

To reappoint Mr. Jonathan Gold as a Director, who is retiring by rotation under the provisions of article 78 of the Company’s Articles of Association at the AGM of the Company and who, being eligible, offers himself for re-election as permitted by article 84.

Resolution No. 7	To appoint Dr. Craig Albanese, who has been appointed by the board since the last annual general meeting, as a Director.

Resolution No. 8	To reappoint PricewaterhouseCoopers LLP UK as UK reporting and statutory auditors to the Company under International Auditing Standards.

Resolution No. 9	To reappoint PricewaterhouseCoopers LLP US as US GAAS auditors to the Company for PCAOB and other US reporting requirements.

Resolution No. 10	To authorise the Directors to determine the remuneration of the auditors.

Resolution No. 11

That the directors of the Company be and they are hereby generally and unconditionally authorised for the purposes of section 551 of the Companies Act 2006 (the “Act”) to exercise all the powers of the Company to allot shares in the Company or to grant rights to subscribe for, or convert any security into, shares in the Company:

(i) up to an aggregate nominal amount of £654,040.36; and

(ii) comprising equity securities (as defined in section 560 of the Act) up to a further aggregate nominal amount of £654,040.36 in connection with an offer by way of a rights issue:
		(a)	to holders of ordinary shares in the capital of the Company in proportion (as nearly as practicable) to the respective numbers of ordinary shares held by them; and
		(b)	to holders of other equity securities in the capital of the Company, as required by the rights of those securities or, subject to such rights, as the directors otherwise consider necessary,

but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or any legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange, provided that these authorities shall expire at the conclusion of the next AGM of the Company after the passing of this resolution or on 15 September 2018 (whichever is the earlier) , save that the Company may make an offer or agreement before this authority expires which would or might require shares to be allotted or rights to subscribe for or to convert any security into shares to be granted after this authority expires and the directors may allot shares or grant such rights pursuant to any such offer or agreement as if this authority had not expired. This authority shall be in addition to all existing authorities under section 551 of the Act.

Resolution No. 12

That, subject to the passing of resolution 11, the directors of the Company be and they are hereby empowered pursuant to section 570 of the Act to allot equity securities (as defined in section 560 of the Act) of the Company for cash pursuant to the authorities conferred by resolution 11 as if section 561(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

	(a)	in connection with an offer of equity securities (whether by way of a rights issue, open offer or otherwise):
		(i)	to holders of ordinary shares in the capital of the Company in proportion (as nearly as practicable) to the respective numbers of ordinary shares held by them; and
(ii)

to holders of other equity securities in the capital of the Company, as required by the rights of those securities or, subject to such rights, as the directors otherwise consider necessary, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or any legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange; and

	(b)	otherwise than pursuant to paragraph (a) if this resolution, up to an aggregate nominal amount of £196,212.10,

and this power shall expire at the conclusion of the next AGM of the Company after the passing of this resolution or on 15 September 2018 (whichever is the earlier), save that the Company may make an offer or agreement before this power expires which would or might require equity securities to be allotted for cash after this power expires and the directors may allot equity securities for cash pursuant to any such offer or agreement as if this power had not expired.

This power is in addition to all existing powers under section 570 of the Act.

By order of the Board	Registered Office
Richard C.E. Morgan	27/28 Eastcastle Street
Dated: May 15 2017	London W1W 8DH
Chairman	United Kingdom

Notes:

1.                                      A member entitled to attend and vote at the AGM convened by this notice is entitled to appoint one or more proxies to attend, speak and vote in his or her stead.  A proxy need not be a member of the Company.

2.                                      To appoint a proxy you may use the form of proxy enclosed with this notice of AGM. Please carefully read the instructions on how to complete the form of proxy. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of the same, must reach the Company’s Registrars, Share Registrars Limited, The Courtyard, 17 West Street, Farnham, Surrey GU9 7DR, United Kingdom by post or by scan and email to proxies@shareregistrars.uk.com not less than 48 hours before the time of holding of the AGM (excluding any part of a day that is not a working day). The form of proxy should therefore be completed and deposited with the Company’s Registrars by 2.00 pm BST on 13 June 2017 (or, if the meeting is adjourned, no later than 48 hours (excluding any part of a day that is not a working day) before the time of any adjourned meeting).  The completion and return of a form of proxy will not preclude a member from attending the AGM and voting in person if he or she so wishes. If a member has appointed a proxy and attends the AGM in person, such proxy appointment will automatically be terminated.

3.                                      Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those holders of the Company’s shares registered on the register of members of the Company as at 2.00 pm BST on 13 June 2017, or, in the event that the AGM is adjourned, 48 hours (excluding any part of a day that is not a working day) before the time of the adjourned meeting, shall be entitled to attend and vote at the AGM in respect of the number of such shares registered in their name at the relevant time. Changes to entries on the register of members after that time shall be disregarded in determining the rights of any person to attend and vote at the AGM.

4.                                      Any member may insert the full name of a proxy or the full names of two alternative proxies of the member’s choice in the space provided with or without deleting “the Chairman of the meeting”. A proxy need not be a member of the Company, but must attend the meeting to represent the relevant member. The person whose name appears first on the form of proxy and has not been deleted will be entitled to act as proxy to the exclusion of those whose names follow. If this proxy form is signed and returned with no name inserted in the space provided for that purpose, the Chairman of the meeting will be deemed to be the appointed proxy. Where a member appoints as his/her proxy someone other than the Chairman, the relevant member is responsible for ensuring that the proxy attends the meeting and is aware of the member’s voting intentions. Any alteration, deletion or correction made in the form of proxy must be initialed by the signatory/ies.

5.                                      You may appoint more than one proxy in relation to the AGM provided each proxy is appointed to exercise rights attached to a different share or shares held by you. You may not appoint more than one proxy to exercise rights attached to any one share. If you wish to appoint more than one proxy, please contact the Company’s Registrars, Share Registrars Limited on 01252 821390 or +44 1252 821390 from outside the UK. Lines are open from 9.00 am to 5.30 pm Monday to Friday, excluding public holidays. Alternatively you may write to Share Registrars Limited, The Courtyard, 17 West Street, Farnham, Surrey GU9 7DR, United Kingdom for additional proxy forms and for assistance.

6.                                      Any corporation which is a member of the Company can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same share.

7.                                      Voting on all resolutions will be conducted by way of a poll, rather than on a show of hands.

8.                                      As at the close of business on the date immediately preceding this notice the Company’s issued share capital comprised 196,212,108 ordinary shares of one pence each. Each ordinary share carried the right to one vote at the AGM and, therefore, the total number of voting rights in the Company as at the close of business on the date immediately preceding this notice is 196,212,108.

9.                                      A member’s instructions to the proxy must be indicated in the appropriate space provided. To abstain from voting on a resolution, select the relevant “Vote withheld” box. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her decision. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.

10.                               This form of proxy must be signed by the appointor or his attorney duly authorised in writing.  The power of attorney or other authority (if any) under which the form of proxy is signed, or a notarially certified copy of the power or authority, must be received by the Company’s registrar with the form of proxy. If the appointor is a corporation, the form of proxy should be signed on its behalf by an attorney or duly authorised officer or executed as a deed or executed under common seal. In the case of joint holders, the signature of any one of them will suffice, but the names of all joint holders should be stated. If more than one holder is present at the meeting, the vote of the first named on the register of members of the Company will be accepted to the exclusion of other joint holders.

11.                               CREST members who wish to appoint a proxy or proxies through the CREST Electronic Proxy Appointment Service may do so for the AGM and any adjournment(s) thereof by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously-appointed proxy, must, in order to be valid, be transmitted so as to be received by Share Registrars Limited (ID 7RA36) no later than 2.00 pm BST on 13 June 2017, or, if the meeting is adjourned, 48 hours before the time fixed for the adjourned meeting (excluding any part of a day that is not a working day). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Share Registrars Limited is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.  After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages.  Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions.  It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time.  In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001

12.                               In order to revoke a proxy instruction you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke your proxy appointment to the Registrars, in the case of a member which is a company, the revocation notice must be executed in accordance with note 10 above. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice must be received by the Registrars not less than 48 hours (excluding any part of a day that is not a working day) before the time fixed for the holding of the Meeting or any adjourned Meeting (or in the case of a poll before the time appointed for taking the poll) at which the proxy is to attend, speak and to vote. If you attempt to revoke your proxy appointment but the revocation is received after the time specified then, subject to the paragraph directly below, your proxy appointment will remain valid.

13.                               You may not use any electronic address provided either in this notice or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.